g	LIBERTY TRIP ADVISOR HOLDINGS PROXY STATEMENT | 2014 ANNUAL REPORT

Annual Report 2014 Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies; new service offerings; future investment opportunities; the performance of our current investments; the recoverability of our goodwill and other long-lived assets; our projected sources and uses of cash; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our “Letter to Shareholders” and under “Business, “ “Risk Factors, “ “Properties, “ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated: • customer demand for our products and services and our ability to adapt to changes in demand; • competitor responses to our products and services; • the levels and quality of online traffic to our businesses’ websites and the ability of our subsidiaries to convert visitors into consumers or contributors; • the expansion of social integration and member acquisition efforts with social media by our subsidiaries; • the impact of changes in search engine algorithms and dynamics or search engine disintermediation; • uncertainties inherent in the development and integration of new business lines and business strategies; • our future financial performance, including availability, terms and deployment of capital; • our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire; • the ability of suppliers and vendors to deliver products, equipment, software and services; • availability of qualified personnel; • changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings; • changes in the business models of our subsidiaries; • changes in the nature of key strategic relationships with partners, distributors, suppliers and vendors; • domestic and international economic and business conditions and industry trends, including the current economic downturn and those which result in declines or disruptions in the travel industry; • consumer spending levels, including the availability and amount of individual consumer debt; • costs related to the maintenance and enhancement of brand awareness by our subsidiaries • advertising spending levels; • rapid technological changes; • the regulatory and competitive environment of the industries in which our subsidiaries operate; • our failure, and the failure of our subsidiaries, to protect the security of personal information about customers, subjecting each of us to potentially costly government enforcement actions or private litigation and reputational damage; • threatened terrorist attacks, political unrest in international markets and ongoing military action around the world; and • fluctuations in foreign currency exchange rates. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning TripAdvisor, Inc., a public company in which we have a controlling interest that files reports and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning this company has been derived from the reports and other information filed by it with the SEC. If you would like further information about this company, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report. Contents Letter to Shareholders 1 Stock Performance 3 Financial Information F-1

Liberty TripAdvisor Holdings Dear Fellow Shareholders, Welcome to Liberty TripAdvisor Holdings, which was “born” in August 2014 and holds a controlling stake in TripAdvisor and all of BuySeasons. Liberty TripAdvisor was created and distributed by Liberty Interactive because we believed the benefits of having our company become a stand-alone entity outweighed the benefits of keeping it part of Liberty Interactive. Liberty Interactive’s Ventures Group shareholders received this value tax efficiently, while not giving up the value of control. Although the value of TripAdvisor has been relatively volatile over the past year, business performance has been very good and the long-term prospects are bright. High-multiple stocks like TripAdvisor must constantly earn their valuation by demonstrating to the market that growth remains high. Over time, we expect that Liberty TripAdvisor will trade relatively in-line with the value of its underlying businesses, with additional upside potential from our controlling vote at TripAdvisor. TripAdvisor We have been long-term shareholders of TripAdvisor and believe in its impressive founder and leader, Steve Kaufer and his vision for the business. TripAdvisor is the world’s largest travel site* empowering users to plan and book the perfect trip. TripAdvisor branded sites make up the largest travel community in the world, reaching 315 million unique monthly visitors**, and providing more than 200 million reviews and opinions covering more than 4.5 million accommodations, restaurants, and attractions. TripAdvisor’s sites operate in 45 countries worldwide, including China under daodao.com. TripAdvisor’s robust user-generated content and engaged community are key competitive advantages and have established TripAdvisor as a trusted travel information resource for a large, globally diverse audience. TripAdvisor is investing heavily to further strengthen its leadership position throughout more phases of travel-planning and trip-taking. In 2013, the company implemented hotel price comparison tools, and in 2014, the company began enabling users to complete hotel, restaurant and attractions bookings on the TripAdvisor platform. These product initiatives demonstrate the company’s dedication to continuously improving the user experience. This includes TripAdvisor’s strong and growing position in mobile, where users have downloaded TripAdvisor apps nearly 175 million times and nearly 50% of usage is via mobile devices. Given the anticipated continued growth in mobile traffic worldwide, we expect TripAdvisor will continue to commit resources to improving the features, functionality and commercialization of its mobile websites and applications. We believe TripAdvisor is appropriately taking a longer-term view when it comes to capitalizing on these market dynamics, and we believe the benefits of these investments are well worth any associated short-term costs. Letter to Shareholders *Source: comScore Media Metrix for TripAdvisor Sites, worldwide, December 2014 **Source: Google Analytics, average monthly unique users, Q3 2014; does not include traffic to daodao.com 1

Annual Report 2014 2 Looking Ahead In 2015, we expect that TripAdvisor will continue to invest to improve its platform for users and partners alike. In its Hotel segment, this includes expanding its Instant Booking feature for online travel agents and hoteliers. The company is also amplifying its new “Plan, Compare, and Book” consumer message through online and offline marketing channels. The company is leveraging its strong profitability from the core Hotels business to invest aggressively in Attractions, Restaurants, and Vacation Rentals businesses that comprise its Other segment. In Attractions and Restaurants, two other large sources of user demand, this includes investing aggressively in its recent Viator acquisition in the attractions space and its organic and inorganic growth within TheFork restaurant reservation business. In Vacation Rentals, this includes adding more inventory and improving its Free-to-List offering. We support this level of investment given the size and attractiveness of these categories and expect TripAdvisor to continue to pursue product extensions and international opportunities through both organic and inorganic means. In conclusion, we are excited for the year ahead and remain enthusiastic shareholders of TripAdvisor. As discussed above, the company is addressing a number of growth initiatives, and we will provide strategic guidance at the board level, advising on capital structure and potential capital return and empowering Steve and his management team to execute on TripAdvisor’s long-term growth plan. We look forward to seeing many of you at this year’s annual investor meeting, which will take place on November 12th at the TimesCenter at 242 West 41st Street in New York City. We appreciate your ongoing support. Very truly yours, Gregory B. Maffei John C. Malone President and Chief Executive Officer Chairman of the Board April 2015

Liberty TripAdvisor Holdings The following graph compares the percentage change in the cumulative total shareholder return on an investment in Liberty TripAdvisor Series A and Series B common stock from August 28, 2014 (the day Liberty TripAdvisor began trading “regular-way” following its spin-off from Liberty Interactive Corporation) through December 31, 2014, to the percentage change in the cumulative total return on the S&P 500 Index and S&P Information Technology Index. Liberty TripAdvisor Common Stock vs. S&P 500 and Information Technology Indices 8/28/14 to 12/31/14 8/28/14 8/29/14 9/30/14 10/31/14 11/28/14 12/31/14 Liberty TripAdvisor Series A $100.00 $99.36 $94.17 $87.72 $72.81 $74.72 Liberty TripAdvisor Series B $100.00 $100.00 $84.38 $80.55 $63.48 $63.48 S&P 500 Information Technology Index $100.00 $100.45 $99.69 $101.35 $106.38 $104.53 S&P 500 Index $100.00 $100.33 $98.78 $101.07 $103.55 $103.11 Note: Trading data for the Series B shares is limited as they are thinly traded. Liberty TripAdvisor Series A Liberty TripAdvisor Series B S&P 500 Index S&P 500 Information Technology Index $110 $105 $100 $95 $90 $85 $80 $75 $70 $65 $60 Aug-14 Sept-14 Oct-14 Nov-14 Dec-14 Stock Performance 3

**Market for Registrant's Common Equity and Related Stockholder Matters of Equity Securities.**

***Market Information***

Our Series A and Series B common stock have been outstanding since August 2014. Each series of our common stock trades on the Nasdaq Global Select Market. The following table sets forth the range of high and low sales prices of shares of our common stock for the year ended December 31, 2014, for the periods they were outstanding.

| | Liberty TripAdvisor Holdings, Inc. | | | |
|---|---|---|---|---|
| | Series A | | Series B | |
| | High | Low | High | Low |
| *2014* | | | | |
| Third quarter (after August 27, 2014) | $ 38.39 | 32.46 | 42.00 | 35.44 |
| Fourth quarter | $ 34.04 | 23.91 | 35.44 | 19.64 |

***Holders***

As of February 28, 2015, there were approximately 1,410 and 67 record holders of our Series A and Series B common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

***Dividends***

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

***Securities Authorized for Issuance Under Equity Compensation Plans***

Information required by this item is incorporated by reference to our definitive proxy statement for our 2015 Annual Meeting of stockholders.

F-1

**Selected Financial Data.**

The following tables present selected historical information relating to our financial condition and results of operations for the past five years. The following data should be read in conjunction with our consolidated financial statements.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2014 | 2013 | 2012 | 2011 | 2010 |
| *Summary Balance Sheet Data:* | (amounts in millions) | | | | | |
| Cash and cash equivalents | $ | 509 | 354 | 369 | 1 | 2 |
| Investments in available for sale securities and other cost investments | $ | 31 | 188 | 99 | — | — |
| Investment in affiliates(1) | $ | — | — | — | 183 | — |
| Intangible assets not subject to amortization | $ | 5,510 | 5,292 | 5,267 | 46 | 46 |
| Intangible assets subject to amortization, net | $ | 831 | 908 | 1,158 | 2 | 1 |
| Total assets | $ | 7,381 | 7,089 | 7,205 | 350 | 90 |
| Long-term debt | $ | 664 | 300 | 343 | 1 | — |
| Deferred income tax liabilities, noncurrent | $ | 821 | 853 | 972 | — | 3 |
| Total stockholders' equity | $ | 897 | 1,208 | 1,279 | 329 | 66 |
| Noncontrolling interest | $ | 4,450 | 4,373 | 4,340 | — | — |

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2014 | 2013 (1) | 2012 (1) | 2011 | 2010 |
| *Summary Statement of Operations Data:* | (amounts in millions, except per share amounts) | | | | | |
| Revenue | $ | 1,329 | 1,034 | 165 | 155 | 157 |
| Operating income (loss) | $ | 68 | (17) | (54) | — | 12 |
| Interest Expense, including related party | $ | (13) | (12) | (1) | — | — |
| Share of earnings (losses) of affiliates | $ | — | — | 38 | 1 | — |
| Gains (losses) on transactions, net (1) | $ | — | (1) | 1,088 | — | — |
| Other, net | $ | (11) | — | — | — | — |
| Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders | $ | (22) | (7) | 983 | 12 | 12 |
| Basic net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. stockholders per common share: | | | | | | |
| Series A and Series B common stock (2) | $ | (0.30) | (0.10) | 13.35 | 0.16 | 0.17 |
| Diluted earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. stockholders per common share: | | | | | | |
| Series A and Series B common stock (2) | $ | (0.30) | (0.10) | 13.35 | 0.16 | 0.17 |

(1) During May 2012, TripCo sold approximately 8.5 million shares of TripAdvisor for cash proceeds of $338 million. The sale resulted in a $288 million gain recorded in gain (losses) on transactions, net, based on the average cost of those shares, in the statement of operations. On December 11, 2012, we acquired approximately 4.8 million additional shares of common stock of TripAdvisor (an additional 4% equity ownership interest), for $300 million, along with the right to control the vote of the shares of TripAdvisor's common stock and class B common stock we own. Following the transaction we own approximately 22% of the equity and 57% of the total votes of all classes of TripAdvisor common stock. As we now control TripAdvisor, we applied the applicable purchase accounting guidance and recorded a gain on the transaction of $800 million on our ownership interest held prior to the transaction, recognized in the gain (loss) on transactions, net line in the consolidated statements of operations. See note 4 of the accompanying consolidated financial statements for further details on the purchase price allocation.

(2) Liberty issued 73,685,924 common shares, which is the aggregate number of shares of Series A and Series B common stock outstanding upon the completion of the Trip Spin-Off on August 27, 2014. The same number of shares is being used for both basic and diluted earnings per share for all periods prior to the date of the Trip Spin-Off as no Company equity awards were outstanding prior to the Trip Spin-Off.

F-2

Management's Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Overview During October 2013, the Board of Directors of Liberty Interactive Corporation and its subsidiaries (“Liberty”) authorized a plan to distribute to the stockholders of Liberty’s Liberty Ventures common stock shares of a wholly-owned subsidiary Liberty TripAdvisor Holdings, Inc. (“TripCo” or the “Company”) which holds the subsidiaries TripAdvisor, Inc. (“TripAdvisor”) and BuySeasons, Inc. which includes the retail businesses BuyCostumes.com and Celebrate Express (“BuySeasons”) (the “Trip Spin-Off”). The transaction was completed on August 27, 2014 and was effected as a pro-rata dividend of shares of TripCo to the stockholders of Series A and Series B Liberty Ventures common stock of Liberty. The Trip Spin-Off is intended to be tax-free and has been accounted for at historical cost due to the pro rata nature of the distribution to shareholders of Liberty Ventures common stock. The financial information represents a combination of the historical results of TripAdvisor and BuySeasons as discussed in note 1 in the accompanying consolidated financial statements. These financial statements refer to the combination of TripAdvisor and BuySeasons as “TripCo,” “the Company,” “us,” “we” and “our” in the notes to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Our “Corporate and Other” category includes our interest in BuySeasons and corporate expenses. Strategies and Challenges Executive Summary Our results prior to December 11, 2012 were largely dependent on the operating performance of BuySeasons. In 2013 and future periods, results for TripCo have been and will be largely dependent upon the operating performance of TripAdvisor. Therefore, the executive summary below contains the strategies and challenges of TripAdvisor for an understanding of the business objectives of TripAdvisor, our most significant operating business. In addition, we have included challenges and strategies related to BuySeasons. Strategies and Challenges Related to TripAdvisor TripAdvisor’s financial results are currently principally dependent on its ability to drive click-based advertising revenue. TripAdvisor is investing in areas of potential click-based revenue growth, including Instant Booking, international expansion and innovations in the mobile user experience. TripAdvisor is also investing in display-based advertising, Business Listings, Vacation Rentals, Restaurants and Attractions. As the largest online travel website, based on comScore Media Metrix for TripAdvisor Sites, worldwide, December 2014, TripAdvisor is an attractive marketing channel for advertisers—including hotel chains, independent hoteliers, online travel agencies, destination marketing organizations, and other travel-related and non-travel related product and service providers—who seek to sell their products and services to its large user base. The key drivers of click-based and display-based advertising revenue are described below, as well as a summary of key growth areas and the current trends impacting the business. Key Drivers of Click-Based Advertising Revenue For the years ended December 31, 2014, 2013 and 2012, 70%, 74% and 77%, respectively, of TripAdvisor’s total revenue came from TripAdvisor’s core cost-per-click, or CPC, based lead generation product. The key drivers of TripAdvisor’s click-based advertising revenue include the growth in monthly unique hotel shoppers and revenue per hotel shopper. F-3

Hotel shoppers: TripAdvisor believes total traffic growth, or growth in monthly visits from unique visitors, is reflective of TripAdvisor’s overall brand growth. TripAdvisor tracks and analyzes sub-segments of traffic and their correlation to revenue generation and utilizes hotel shoppers as an indicator of revenue growth. The term “hotel shoppers” is used to refer to visitors who view either a listing of hotels in a city or a specific hotel page. The number of hotel shoppers tends to vary based on seasonality of the travel industry and general economic conditions, as well as other factors outside of TripAdvisor’s control. Given these factors, as well as the trend towards increased usage on mobile devices (for which usage trends continue to evolve) and international growth, quarterly and annual hotel shopper growth is difficult to forecast. Unique hotel shoppers increased 17% and 35% for the years ended December 31, 2014 and 2013, respectively. The deceleration of hotel shopper growth for the year ended December 31, 2014 is primarily due to high hotel shopper growth from search engine optimization (“SEO”) for the year ended December 31, 2013, which provides for a challenging comparative. Increasing the number of hotel shoppers on TripAdvisor’s sites remains a top strategic priority. Revenue per hotel shopper: Revenue per hotel shopper is designed to measure how effectively TripAdvisor converts hotel shoppers into revenue and is made up of these three factors – the number of monthly unique hotel shoppers, the rate of conversion of a hotel shopper to a paid click and the price per click TripAdvisor received. Conversion on the TripAdvisor site is primarily driven by three factors: merchandising, commerce coverage and choice. TripAdvisor defines merchandising as the number and location of ads that are available on a page; TripAdvisor defines commerce coverage as whether a client can take an online booking for a particular property; and TripAdvisor defines choice as the number of clients available for any given property. Hotel shoppers visiting via mobile generally convert to a paid click at a lower rate than hotel shoppers visiting via personal computer or tablet. Cost per click is the effective CPC that online travel agencies and hoteliers are willing to pay for a hotel shopper lead, by participating in a competitive bidding process which determines the CPC price paid. CPC’s are generally lower in emerging international markets as well as on mobile, given the use case and form factor of those devices. Revenue per hotel shopper increased 7% for the years ended December 31, 2014 compared to 2013 and decreased by 13% for the year ended December, 31, 2013 in comparison to 2012. The increase in 2014 compared to 2013 is largely due to the implementation of hotel metasearch completed in June of 2013, which has resulted in higher CPC pricing paid by TripAdvisor’s partners, due to higher quality clicks being delivered, offset by relatively lower rates of hotel shopper conversion. Other factors that can impact revenue per hotel shopper include the device and IP addresses from which users access TripAdvisor and the IP address of the user. In TripAdvisor’s experience, hotel shoppers visiting on mobile devices generally exhibit a lower rate of conversion, monetize at a significantly lower rate than hotel shoppers visiting via personal computer or tablet and emerging international destinations tend to have lower CPCs associated with them. A growing percentage of TripAdvisor’s hotel shoppers are using mobile; this trend will create pressure on the revenue per hotel shopper metric, particularly if TripAdvisor fails to realize the opportunities it anticipates with the transition to more mobile users. Key Drivers of Display-Based Advertising Revenue For the years ended December 31, 2014, 2013 and 2012, approximately 11%, 13% and 12%, respectively, of TripAdvisor’s total revenue came from its display-based advertising product. The key drivers of TripAdvisor’s displaybased advertising revenue include the growth in number of impressions, or the number of times an ad is displayed on TripAdvisor’s site, and the revenue received for such impressions measured in cost per thousand impressions, or CPM (or pricing). TripAdvisor’s number of impressions sold increased 19% and 34% for the years ended December 31, 2014 and 2013, respectively, which has typically correlated to TripAdvisor’s hotel shopper growth rates, while pricing over the same period decreased 1% and 5%, respectively. Key Growth Areas TripAdvisor continues to invest in areas of potential growth, including TripAdvisor’s content and community, product innovation and international expansion. Content & Community. TripAdvisor is an online community in which travelers share their experiences with the rest of the community. Establishing and reinforcing that sense of community is a key competitive advantage for TripAdvisor and is a component of its long-term strategic growth plan. As a result, TripAdvisor continues to look for ways to make it easier for users to enjoy a more personalized and social travel planning experience when planning their perfect trip on TripAdvisor and to share their experiences (including by leveraging social features across devices and platforms). F-4

Mobile. Improving TripAdvisor’s products and engaging its community on devices other than personal computers, in particular mobile phones, are key priorities that TripAdvisor believes are critical to maintaining and growing its user base over the long term. As of December 31, 2014, TripAdvisor’s mobile apps reached nearly 175 million downloads and average monthly unique visitors via smartphone and tablet devices grew over 60% year-over-year from 87 million to 140 million. TripAdvisor anticipates that the rate of growth in mobile visitors will continue to exceed the growth rate of its overall unique monthly visitors, and that an increasing proportion of users will use mobile devices to access the full range of services available on TripAdvisor’s sites. TripAdvisor expects to continue to commit resources to improve the features, functionality and commercialization of its mobile websites and applications. Business Listings. TripAdvisor’s Business Listings product enable hotel and accommodation owners to buy placement for pertinent information on TripAdvisor, bringing them closer to potential customers and thereby increasing awareness, engagement, and potentially, direct bookings. In the year ended December 31, 2014, TripAdvisor grew its Business Listings customer base 18% to 81,000 subscribers. TripAdvisor continues to expand its sales force and improve features to grow its subscriber base Vacation Rentals. In the year ended December 31, 2014, TripAdvisor grew its Vacation Rental property inventory 19% to more than 650,000 properties, driven by strong listings growth in its free-to-list model. TripAdvisor offers individual property owners and property managers the ability to list using a free-to-list, commission-based structure or a subscription-based fee option and TripAdvisor believes its highly-engaged and motivated user community creates a competitive advantage in this market. Restaurants & Attractions. More than half of TripAdvisor’s users are not hotel shoppers as they visit TripAdvisor without navigating to pages that contain a listing of hotels in a city or a specific hotel’s page. TripAdvisor has information and user-generated content on 2.4 million restaurants, and more than 500,000 tours and attractions in 147,000 destinations throughout the world. TripAdvisor believes it has a unique opportunity to monetize its community of these non-hotel shoppers looking for places to eat and things to do. With the acquisitions of Lafourchette for online restaurant reservations and Viator for online bookable tours and attractions, TripAdvisor is attempting to match more users with more businesses on mobile and desktop. Current Trends Affecting TripAdvisor’s Business Increasing Competition. The travel review industry and, more generally, the business of collecting and aggregating travel-related resources and information, continue to be increasingly competitive. In recent years, an increasing number of companies, such as search companies Google Inc. and Baidu.com, Inc. and several large online travel agencies, have begun to collect and aggregate travel information and resources. TripAdvisor plans to continue to invest in order to remain the leading source of travel reviews as well as continuing to enhance the content and user experience. Increasing Use of Internet and Social Media to Access Travel Information. Commerce, information and advertising continue to migrate to the Internet and away from traditional media outlets. TripAdvisor believes that this trend will continue to create strategic growth opportunities, allowing TripAdvisor to attract new consumers and develop unique and effective advertising solutions. Consumers are increasingly using online social media channels, such as Facebook and Twitter, as a means to communicate and exchange information, including travel information and opinions. Over the years, TripAdvisor has made significant progress using social networking to leverage the expanding use of these channels and enhance traffic diversification and user engagement. TripAdvisor will continue to adapt its user experience in response to a changing Internet environment and usage trends. Increasing Use of Devices Other than Personal Computers. Consumers are increasingly using devices other than personal computers, such as mobile phones, smartphones, handheld computers such as notebooks and tablets, video game consoles and television set top devices to access the Internet. To address these demands, TripAdvisor continues to extend the platform to develop phone and tablet applications to deliver travel information and resources. Although the substantial majority of users of alternative computing devices also access and engage with TripAdvisor’s websites on personal computers and tablets where advertising is displayed, users could decide to increasingly access TripAdvisor products primarily through alternative computing devices. TripAdvisor displays graphic advertising on smartphones; however, its mobile phone monetization strategies are still developing, as mobile phone monetization is significantly less than personal F-5 computer and tablet monetization. Mobile phone growth and development remains a key strategy and TripAdvisor will continue to invest and innovate in this growing platform to help it maintain and grow its user base, engagement and monetization over the long term. Continued Reliance on Click-Based Advertising Revenue. In recent years, the majority of TripAdvisor’s revenue growth resulted from higher click-based advertising revenue due to increased traffic across its websites and an increase in the volume of clicks on advertisers’ placements. Although click-based advertising revenue growth has generally been driven by traffic volume, a focus is maintained on the various factors that could impact revenue growth, including, but not limited to, the growth in hotel shoppers, CPC pricing fluctuations, the overall economy, the ability of advertisers to monetize traffic, the quality and mix of traffic to the websites and the quality and mix of traffic from advertising placements to advertisers, as well as advertisers’ evolving approach to transaction attribution models and return on investment targets. TripAdvisor monitors and regularly responds to changes in these factors in order to strategically improve the user experience, customer satisfaction and monetization in this dynamic environment. Risks Associated with Transaction-Based Revenue. TripAdvisor currently derives only a small percentage of its revenue from transaction-based offerings; however, these types of offerings create additional risk and expense. Transaction revenue is derived from making online bookings available for, among other things, hotel rooms, vacation rentals and destination activities. During the course of making these arrangements, TripAdvisor collects, uses, transmits and stores personal information and other consumer data. The protection of this data is critically important to TripAdvisor. An increasing number of websites, including the website operated by its subsidiary Viator, have reported compromises of its systems and the data stored within those systems. TripAdvisor relies on strong encryption, authentication and network perimeter security to effectively secure confidential information; however, despite TripAdvisor’s security measures, TripAdvisor’s brands’ information technologies and infrastructures may be vulnerable to cyber-attacks or security incidents due to system configurations, employee error, malfeasance or other vulnerabilities. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the breach or compromise of the technology used by TripAdvisor to protect transaction data. In the future, TripAdvisor expects to expend additional resources to enhance its security measures, protect against security breaches and/or to address problems caused by breaches. As TripAdvisor expands its transaction-based businesses, the challenges will become more difficult and the measures TripAdvisor must take to protect against them will become more costly. Strategies and Challenges Related to BuySeasons BuySeasons is engaged in the online costume and party supply business. In recent years, BuySeasons has faced increased competition from both internet companies and brick-and-mortar stores resulting in declining revenue and lower margins due primarily to increased marketing spend and discounting of products to drive sales. In order to try and reverse these adverse trends, BuySeasons management intends to improve its product offerings by changing its inventory mix and to change its marketing strategy to focus on more efficient marketing channels. In addition, BuySeasons has implemented cost-cutting measures across the organization, including warehouse operations, customer service and corporate expenses, to improve adjusted OIBDA margins. Results of Operations—Consolidated General. We provide in the tables below information regarding our historical Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our reportable segment. The “corporate and other” category consists of those assets or businesses which we do not disclose separately, such as BuySeasons. In addition, we provide a comparison of our historical results of operations for 2013 to pro forma results of operations for 2012 as if our acquisition of TripAdvisor had occurred as of January 1, 2012. For a more detailed F-6 discussion and analysis of the financial results of the principal reporting segment, see "Results of Operations—TripAdvisor" below.

**Operating Results**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | | amounts in millions | |
| *Revenue* | | | |
| TripAdvisor | $ 1,246 | 945 | 36 |
| Corporate and other | 83 | 89 | 129 |
| Consolidated TripCo | $ 1,329 | 1,034 | 165 |
| *Adjusted OIBDA* | | | |
| TripAdvisor | $ 468 | 379 | 8 |
| Corporate and other | (26) | (18) | (7) |
| Consolidated TripCo | $ 442 | 361 | 1 |
| *Operating Income (Loss)* | | | |
| TripAdvisor | $ 101 | 8 | (5) |
| Corporate and other | (33) | (25) | (49) |
| Consolidated TripCo | $ 68 | (17) | (54) |

***Revenue.*** Our consolidated revenue increased $295 million and $869 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. TripAdvisor revenue increased $301 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to an increase in click-based advertising revenue of $174 million, an increase in display-based advertising of $21 million as well as growth in Vacation Rentals and other revenue related to the 2014 acquisitions of Lafourchette and Viator. The significant increase in revenue during 2013 was the result of the full year consolidation of TripAdvisor as compared to 20 days in 2012. Revenue for BuySeasons declined for the years ended December 31, 2014 and 2013, as compared to the corresponding prior periods, due primarily to increased market pressure and competition. Other costume retailers, both on-line and bricks-and-mortar retailers were more aggressive in marketing and promotions and BuySeasons inventory mix had become less compelling for consumers. For the year ended December 31, 2014, as compared to the prior year period, BuySeasons' order volume decreased 10% and average order valued decreased by 8%. For the year ended December 31, 2013, as compared to the prior year period, order volume decreased 42%, which was partially offset by a 3% increase in average order value. BuySeasons expects in future periods to focus on better inventory offerings and spend marketing dollars in more efficient channels. See "Results of Operations—TripAdvisor" below for a more complete discussion of the results of operations of TripAdvisor.

***Adjusted OIBDA.*** We define Adjusted OIBDA as revenue less cost of sales, operating expenses and selling, general and administrative ("SG&A") expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 13 to the accompanying December 31, 2014 consolidated financial statements for a reconciliation of Adjusted OIBDA to earnings (loss) before income taxes.

Consolidated Adjusted OIBDA increased approximately $81 million and $360 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. Adjusted OIBDA in

F-7

TripAdvisor increased $89 million during the year ended December 31, 2014 when compared to the same period in 2013, due to an increase in revenue, partially offset by increased personnel, overhead costs, and other online traffic acquisition costs. The significant increase in Adjusted OIBDA during 2013 was the result of the full year consolidation of TripAdvisor offset slightly by declining results for BuySeasons. BuySeasons' results have been in decline over the past two years. BuySeasons' adjusted OIBDA declined for the years ended December 31, 2014 and 2013, as compared to the corresponding prior periods, primarily as a result of decreased revenue and declining product margin. Product margin was 21% in 2014, 22% in 2013 and 31% in 2012. The decline in product margin was the result of continued discounting of product to meet market pricing for costumes and sell through of aged inventory. Also negatively impacting BuySeasons Adjusted OIBDA in 2014 and 2013 were operating expenses, which, while remaining flat in absolute dollar terms, increased as a percentage of revenue from 11% in 2012 to 15% in 2013 and to 16% in 2014. Additionally, SG&A expenses increased 32% in 2014 and decreased 45% in 2013 but remained at approximately 18% of revenue for each period presented.

BuySeasons expects to continue to discount product prices in future periods to stay competitive with the overall market but anticipates some cost containment measures, related to the operation of a smaller business, which is expected to improve overall Adjusted OIBDA if these efforts are successful. We expect BuySeasons, based on growth projections and cost-containment initiatives, to be Adjusted OIBDA positive again within a few years. BuySeasons also recognized additional inventory adjustments of $3 million during the year ended December 31, 2012 as inventory continued to build as a result of decreased sales. See "Results of Operations—TripAdvisor" below for a more complete discussion of the results of operations of TripAdvisor.

***Operating Income (Loss).*** Our consolidated operating income increased $85 million and operating loss decreased $37 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The significant increase in 2014 is related to the increase in revenue from TripAdvisor. The significant increase in 2013 was the result of the full year consolidation of TripAdvisor's results offset by amortization related to intangibles recorded upon obtaining control of TripAdvisor. See "Results of Operations—TripAdvisor" below for a more complete discussion of the results of operations of TripAdvisor.

**Other Income and Expense**

Components of Other Income (Expense) are presented in the table below.

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | 2014 | 2013 | 2012 |
| | | (amounts in millions) | | |
| *Interest expense (including related party)* | | | | |
| TripAdvisor | $ | (11) | (10) | (1) |
| Corporate and other | | (2) | (2) | — |
| Consolidated TripCo | $ | (13) | (12) | (1) |
| *Share of earnings (losses) of affiliates* | | | | |
| TripAdvisor | $ | — | — | — |
| Corporate and other | | — | — | 38 |
| Consolidated TripCo | $ | — | — | 38 |
| *Gains (losses) on transactions, net* | | | | |
| TripAdvisor | $ | — | (1) | — |
| Corporate and other | | — | — | 1,088 |
| Consolidated TripCo | $ | — | (1) | 1,088 |
| *Other, net* | | | | |
| TripAdvisor | $ | (11) | 2 | — |
| Corporate and other | | — | — | 33 |
| Consolidated TripCo | $ | (11) | 2 | 33 |

F-8

Interest expense. Interest expense remained relatively flat for the year ended December 31, 2014 and increased $11 million for the year ended December 31, 2013, as compared to the corresponding prior year periods. The 2013 increase was primarily the result of the consolidation of TripAdvisor and the inclusion of the interest expense related to TripAdvisor’s debt. The 2012 interest expense reflects approximately one month of interest expense whereas 2013 includes a full year of interest expense in accordance with the consolidation of TripAdvisor during December 2012. Share of earnings (losses) of affiliates. During the fourth quarter of 2011, Expedia, Inc. completed the pro-rata spin-off of TripAdvisor, its former wholly owned subsidiary. During the second quarter of 2012 we disposed of approximately 8.5 million shares of TripAdvisor and then subsequently in the fourth quarter of 2012 we acquired approximately 5 million shares along with the right to control the vote of the shares of TripAdvisor’s common stock and Class B common stock. Following the transaction we own approximately 22% of the equity and 57% of the total votes of all classes of TripAdvisor common stock. As we now control TripAdvisor we ceased accounting for our investment using the equity method of accounting and consolidated TripAdvisor for the last 20 days of 2012. Share of earnings for TripAdvisor for the year ended December 31, 2012 only includes TripCo’s share of earnings in TripAdvisor through December 10, 2012. Gains (losses) on transactions, net. The net loss on transactions for the year ended December 31, 2013 primarily relates to losses on the disposal of certain TripAdvisor fixed assets. The gains on transactions for the year ended December 31, 2012 relate to our acquisition of a controlling interest in TripAdvisor, and a gain on the sale of TripAdvisor shares ($288 million) during the year ended December 31, 2012. In December 2012, as discussed above, we acquired an additional ownership interest in TripAdvisor and the right to vote our shares of its Class B common stock. The application of business combination accounting, as a result of the acquisition, for TripAdvisor required the recognition of an $800 million gain which was the difference between the fair value of our previously held interest in TripAdvisor and the carrying value of the same ownership interest. Other, net. For the year ended December 31, 2014 other, net primarily consisted of fluctuations in foreign exchange rates. During the year ended December 31, 2013 other, net primarily consisted of interest earned and amortization of discounts and premiums on TripAdvisor’s marketable securities. The increase in interest income in 2013 is primarily due to the fact that TripAdvisor began investing in marketable securities during the fourth quarter of 2012. The primary component of other, net for the year ended December 31, 2012 was the recognition of a gain on the impact of TripAdvisor issuing additional equity during the year, at an amount in excess of our per share investment, while TripAdvisor was accounted for as an equity method affiliate. TripAdvisor issued shares under an outstanding warrant agreement which generated additional paid in capital above the TripCo cost basis in the shares. Income taxes. Our income tax benefit (expense) for the years ended December 31, 2014, 2013 and 2012 was $(35) million, $55 million and $(124) million, respectively. During 2014, the Company incurred aggregate income tax expense related to an increase in its estimate of the state effective tax rate used to measure its net deferred tax liabilities, based on a change to the Company’s estimated state apportionment factors and an increase in its unrecognized tax benefits. This income tax expense was partially offset with income tax benefits for earnings in foreign jurisdictions taxed at rates lower than the 35% U.S. federal tax rate. The 2013 effective tax rate is greater than the U.S. federal income tax rate of 35% due primarily to a change in the corporate effective state tax rate for outstanding deferred tax liabilities and assets of TripCo due to a change in the apportionment of income to various states. The 2012 effective tax rate is less than the U.S. federal income tax rate of 35% due primarily to the consolidation of TripAdvisor in the current period that triggered a gain for accounting purposes but not for tax purposes offset slightly by a goodwill impairment which is not deductible for tax purposes. Net earnings (loss). We had a net loss of $22 million, $7 million and net earnings of $983 million for the years ended December 31, 2014, 2013 and 2012, respectively. The change in net earnings was the result of the above-described fluctuations in our revenue, expenses and other gains and losses. F-9

## Liquidity and Capital Resources

As of December 31, 2014, substantially all of our cash and cash equivalents consist of cash on hand in global financial institutions, money market funds and marketable securities, with maturities of 90 days or less at the date purchased.

The following are potential sources of liquidity: available cash balances, proceeds from asset sales, monetization of our investments, outstanding or anticipated debt facilities, debt and equity issuances, and dividend and interest receipts.

As of December 31, 2014 TripCo had a cash balance of $509 million. Approximately $455 million of the cash balance is held at TripAdvisor. Although TripCo has a 57% voting interest in TripAdvisor, TripAdvisor is a separate public company with a significant non-controlling interest, as TripCo has only a 22% economic interest in TripAdvisor. Even though TripCo controls TripAdvisor through its voting interest and board representation, decision making with respect to using TripAdvisor's cash balances must consider TripAdvisor's minority holders. Accordingly, any potential distributions of cash from TripAdvisor to TripCo would generally be on a pro rata basis based on economic ownership interests. As of December 31, 2014, approximately $296 million of TripCo cash is held by TripAdvisor foreign subsidiaries. Cash in foreign subsidiaries is generally accessible but certain tax consequences may reduce the net amount of cash TripAdvisor is able to utilize for domestic purposes. Historically, TripAdvisor's operating cash flows have been sufficient to fund its working capital requirements, capital expenditures and long term debt obligations and other financial commitments and are expected to be sufficient in future periods.

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | (amounts in millions) | | |
| **Cash flow information** | | | |
| Net cash provided (used) by operating activities | $ 365 | 336 | (19) |
| Net cash provided (used) by investing activities | $ (242) | (205) | 425 |
| Net cash provided (used) by financing activities | $ 40 | (147) | (38) |

During the year ended December 31, 2014, TripCo's primary uses of cash were approximately $331 million to fund acquisitions by TripAdvisor, $348 million distribution to Liberty prior to the Trip Spin-Off and $90 million capital expenditures. During the year ended December 31, 2013, TripCo's primary uses of cash were approximately $145 million of shares repurchased by TripAdvisor, $107 million of net investments in short term investments and $60 million capital expenditures. These uses of cash were funded primarily with cash provided by operations. During the year ended December 31, 2012, TripCo's primary uses of cash were approximately $300 million to acquire a controlling interest in TripAdvisor which was funded with $338 million of cash proceeds from the sale of 8.5 million shares of TripAdvisor earlier in the year. Uses of cash in the prior years were related to the operations of BuySeasons including capital expenditures and debt repayments.

The projected use of TripCo's corporate cash will be to primarily fund any operational cash deficits at BuySeasons and to pay a fee (not expected to exceed $4 million annually) to Liberty Media for providing certain services pursuant to the services agreement and the facilities sharing agreement. We anticipate that TripCo's corporate cash balance (without other financial resources potentially available as discussed above) to be sufficient to maintain operations for approximately five years. The debt service costs of the Margin Loan Agreements described elsewhere are paid in kind and become outstanding principal. At the maturity of the Margin Loan Agreements, a number of options are available to satisfy the loan. TripAdvisor's projected use of cash will primarily consist of repayments of interest and principal on the TripAdvisor Term Loan and Chinese credit facilities, payment of lease obligations, the repurchase of TripAdvisor common stock under TripAdvisor's stock repurchase program approved in 2013 and potential investments or acquisitions in new or existing businesses.

F-10

**Off-Balance Sheet Arrangements and Aggregate Contractual Obligations**

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business including potential tax obligations associated with certain transactions following the Trip Spin-Off. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations, excluding uncertain tax positions as it is undeterminable when payments will be made, is summarized below.

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 2 - 3 years | 4 - 5 years | After 5 years |
| | | | (amounts in millions) | | |
| *Consolidated contractual obligations* | | | | | |
| Long-term debt(1) | $ 742 | 78 | 664 | — | — |
| Interest payments(2) | $ 58 | 7 | 4 | 47 | — |
| Operating lease obligations | $ 150 | 20 | 34 | 33 | 63 |
| Build to suit lease obligation | $ 143 | 1 | 18 | 18 | 106 |
| Total | $ 1,093 | 106 | 720 | 98 | 169 |

(1) Amounts are stated at the face amount at maturity of our debt instruments. Amounts also include capital lease obligations. Amounts do not assume additional borrowings or refinancings of existing debt. The outstanding Chinese credit facility has been included as a current payment as the facility is short term in nature.

(2) Amounts (i) are based on our outstanding debt at December 31, 2014, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2014 rates and (iii) assume that our existing debt is repaid at maturity.

**Critical Accounting Policies and Estimates**

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

***Recognition and Recoverability of Goodwill, Intangible and Long-lived Assets***

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment). Goodwill is allocated to our reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.

Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks and our evaluation of the recoverability of our other long-lived assets upon certain triggering events and the initial recognition of such assets through the application of the purchase accounting method. If the carrying value of our definite lived intangible assets and long-lived assets exceeds their undiscounted cash flows, we are required to write the carrying value down to fair value. Any such writedown is

F-11

included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2014, the intangible assets not subject to amortization for each of our significant reportable segments was as follows:

| | Goodwill | Trademarks | Total |
|---|---|---|---|
| | (amounts in millions) | | |
| TripAdvisor | $ 3,691 | 1,817 | 5,508 |
| Corporate and other | — | 2 | 2 |
| | $ 3,691 | 1,819 | 5,510 |

We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. We adopted accounting guidance relating to annual assessments of recoverability of goodwill and other non-amortizable intangibles during the current and prior years and at year-end we utilized a qualitative assessment for determining whether step one of the goodwill impairment analysis was necessary. During the year ended December 31, 2012 we recorded $39 million in goodwill impairments for the BuySeasons retail business. Continued declining operating results as compared to budgeted results and certain trends required a Step 2 impairment test and a determination of fair value. Fair value, including intangible assets and goodwill, was determined using TripCo projections of future operating performance and applying a combination of market multiples and a discounted cash flow calculation (Level 3).

***Websites and Internal Use Software Development Costs***

Our subsidiaries capitalize certain costs incurred during the application development stage related to the development of websites and internal use software when it is probable the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. The costs related to the planning and post-implementation phases of software and website development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized. Future changes to the manner in which developing and testing new features and functionalities related to our subsidiaries' websites and internal use software, assessing the ongoing value of capitalized assets or determining the estimated useful lives over which the costs are amortized, could change the amount of website and internal use software development costs capitalized and amortized in future periods.

***Revenue Recognition***

***Revenue Recognition.*** Revenue is recognized from advertising services and the sale of goods when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Deferred revenue, which primarily relates to subscription-based programs, is recorded when payments are received in advance of TripAdvisor's performance as required by the underlying agreements.

***Click-based Advertising.*** Revenue is derived primarily from click-through fees charged to TripAdvisor's travel partners for traveler leads sent to the travel partners' website. TripAdvisor records revenue from click-through fees after the traveler makes the click-through to the travel partners' websites. Instant Booking commission revenue is recorded at the time a traveler books a hotel transaction on TripAdvisor's site where TripAdvisor does not assume cancellation risk.

F-12

In transactions in which TripAdvisor assumes cancellation risk, it records revenue when it receives cash from its travel partners, given the current uncertainty of the traveler’s stay. TripAdvisor has no post-booking service obligations for Instant Booking transactions. Display and Other Advertising. TripAdvisor recognizes display advertising revenue ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the advertising contract. Subscription-based revenue is recognized ratably over the related contractual period over which service is delivered. Subscriptions, Transactions and Other. Subscription revenue, from the vacation rentals and restaurants businesses, is recorded as deferred revenue and recognized ratably on a straight-line basis over the contractual period over which the respective service is delivered. TripAdvisor recognizes reservation revenue from the restaurant business on a transaction-by-transaction basis as diners are seated by its restaurant customers. The transactions revenue, from the vacation rentals and attractions businesses, is primarily commission based revenue which is recorded as deferred revenue and recognized upon completion of stays or activities or as the consumer’s refund privileges lapse. Additionally, cash is typically collected at the time of booking and recorded as deferred merchant payables in the consolidated balance sheet and later paid to the merchant after the stay or activity. Income Taxes We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on our financial position. Additionally, TripAdvisor records liabilities to address uncertain tax positions taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on its technical merits, will be sustained upon examination. For those positions for which a conclusion is reached that it is more likely than not it will be sustained, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority is recognized. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded. TripAdvisor has not provided for deferred U.S. income taxes on undistributed earnings of certain foreign subsidiaries that are intended to be reinvested permanently outside the United States. Should the earnings of foreign subsidiaries be distributed in the form of dividends or otherwise, they may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable, at this time, to estimate the amount of unrecognized deferred U.S. taxes on these earnings. Stock-Based Compensation The exercise price for all stock options granted is equal to the market price of the underlying shares of common stock at the date of grant. In this regard, when making stock option awards, the practice is to determine the applicable grant date and to specify that the exercise price shall be the fair value of the respective common stock on the date of grant. Stock options granted during the year ended December 31, 2014 typically have a term of ten years from the date of grant and generally vest over a four-year period. F-13

The estimated fair value of options granted to date is calculated using the Black-Scholes model. The Black-Scholes model incorporates assumptions to value stock-based awards, which includes the risk-free rate of return, volatility, expected term and expected dividend yield.

The risk-free interest rate is based on the rates currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option's expected term assumption. The volatility of the respective common stock is estimated by using an average of TripAdvisor's historical stock price volatility and that of publicly traded companies that are considered peers based on daily price observations over a period equivalent or approximate to the expected term of the stock option grants. The decision to use a weighted average volatility factor of a peer group was based upon the relatively short period of availability of data on the respective common stock. The expected term was estimated using the simplified method for all stock options. The expected dividend yield is zero, as no dividends have been paid on the respective common stocks to date.

The fair value of stock options, net of estimated forfeitures, is amortized as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

**Results of Operations—TripAdvisor**

Our economic ownership interest in TripAdvisor is 22% and our results include the consolidated results of TripAdvisor and the elimination of approximately 78% of TripAdvisor's net income (loss), including purchase accounting adjustments, through the noncontrolling interest line item in the consolidated statement of operations. TripAdvisor is a separate publicly traded company and additional information about TripAdvisor can be obtained through its website and its public filings. Given that TripAdvisor represents a significant portion of TripCo, we believe a discussion of TripAdvisor's stand alone results promotes a better understanding of overall results of their business. TripAdvisor's revenue, Adjusted OIBDA and operating income on a standalone basis for the years ended 2014, 2013 and 2012 were as follows (see tables below for a reconciliation of TripAdvisor's standalone results to those amounts reported by TripCo):

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | (amounts in millions) | | |
| Revenue | | | |
| Click-based advertising | $ 870 | 696 | 588 |
| Display-based advertising | 140 | 119 | 94 |
| Subscription, transaction and other | 236 | 130 | 81 |
| Total revenue | 1,246 | 945 | 763 |
| Operating expense | 184 | 127 | 88 |
| SG&A | 594 | 439 | 323 |
| Adjusted OIBDA | 468 | 379 | 352 |
| Stock based compensation | 63 | 49 | 30 |
| Depreciation and amortization | 65 | 35 | 26 |
| Operating income (loss) as reported by TripAdvisor | $ 340 | 295 | 296 |

*Revenue*

TripAdvisor derives substantially all of its revenue through the sale of advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising. In addition, TripAdvisor earns revenue through a combination of subscription-based and transaction-based offerings related to its Business Listings and subscription and commission-based offerings from its Vacation Rentals products, transaction revenue from selling room nights on its transactional sites, selling destination activities and fulfilling online restaurant reservation through Viator and Lafourchette, respectively, and other revenue including content licensing. Revenue increased $301 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to an increase in click-based advertising revenue of $174 million. The primary driver of the increase in click-based advertising revenue was an increase in hotel shoppers of 17% and an

F-14

increase in revenue per hotel shopper of 7% for the year ended December 31, 2014. Display-based advertising increased by $21 million during the year ended December 31, 2014, primarily as a result of a 19% increase in the number of impressions sold when compared to the same period in 2013, primarily due to increased sales productivity, advertising technology improvements that have enhanced marketers’ ability to target, coupled with worldwide growth particularly in emerging markets, partially offset by a decrease in pricing by 1% for the same period. Subscription, transaction and other revenue increased by $106 million during the year ended December 31, 2014, primarily due to growth in its Business Listings and Vacation Rentals products, as well as revenue generated by the businesses it acquired during 2014 of $43 million. Revenue increased $182 million during the year ended December 31, 2013 when compared to the same period in 2012, primarily due to an increase in click-based advertising revenue of $108 million. The primary driver of the increase in click-based advertising revenue was an increase in hotel shoppers of 35% for the year ended December 31, 2013, partially offset by lower revenue per hotel shopper of 13% for the year ended December 31, 2013, primarily due to a combination of lower user conversion related to our transition to hotel metasearch, growth in hotel shoppers on smartphones, which have a lower monetization rate than desktops and tablets, and growth in emerging international markets that are currently monetizing at lower levels than TripAdvisor’s mature markets. Display-based advertising increased by $25 million during the year ended December 31, 2013, primarily as a result of a 34% increase in the number of impressions sold due to increased sales productivity coupled with its new Delayed Ad Call product, and worldwide growth particularly in emerging markets when compared to the same period in 2013, partially offset by a decrease in pricing by 5% for the year ended December 31, 2013. Subscription, transaction and other revenue increased by $49 million during the year ended December 31, 2013, primarily due to growth in its Business Listings and Vacation Rentals products. TripAdvisor’s international revenue represented 52%, 51%, and 49% of its total revenue during the years ended December 31, 2014, 2013, and 2012, respectively. TripAdvisor’s increase in international revenue, in absolute dollars and as a percentage of total revenue, is primarily due to additional investment in international expansion and growth in international hotel shoppers. See note 13 in the accompanying consolidated financial statements for further details of revenue by geographic area. Adjusted OIBDA Adjusted OIBDA as a percentage of revenue has declined year over year as TripAdvisor continues to invest in the business and the brand. The primary expenses that drive Adjusted OIBDA results are operating expense (primarily technology and content costs), sales and marketing and general and administrative expense. Technology and Content Technology and content expenses consist of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense and bonuses for salaried employees and contractors engaged in the design, development, testing, content support and maintenance of the TripAdvisor website and its mobile apps. Other costs include licensing, maintenance expense, computer supply and technology hardware. Technology and content costs increased $40 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to increased personnel costs from increased headcount to support business growth, including international expansion and enhanced site features, as well as additional personnel costs related to employees joining us through recent business acquisitions and also increased stock-based compensation costs. In total, its restaurant and attraction businesses contributed $6 million to its technology and content expense in 2014, of which $4 million related to personnel and overhead. Technology and content costs increased $44 million during the year ended December 31, 2013 when compared to the same period in 2012, primarily due to increased personnel costs from increased headcount to support business growth, including international expansion, enhanced site features, extending its products onto smartphone and tablet platforms, and development of its hotel metasearch product, as well as an increase in stock based compensation and additional personnel costs related to employees joining TripAdvisor through recent business acquisitions. F-15

Selling and Marketing Sales and marketing expenses primarily consist of direct costs, including search engine marketing, or SEM, other traffic acquisition costs, syndication costs and affiliate program commissions, brand advertising and public relations. In addition, indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation expense and bonuses for sales, sales support, customer support and marketing employees. Direct selling and marketing costs increased $104 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to increased SEM costs, other online traffic acquisition costs, costs related to its television campaign, in addition to incremental costs from TripAdvisor’s recent business acquisitions, partially offset by a decrease in spending in social media costs and other offline advertising costs, excluding television advertising. TripAdvisor spent $33 million on its new television campaign during the year ended December 31, 2014, which was launched in May 2014. Personnel and overhead costs increased $30 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to an increase in headcount to support business growth, including international expansion and employees joining TripAdvisor through recent business acquisitions, which also increased stock-based compensation costs. In total, its restaurant and attraction businesses contributed $25 million to its selling and marketing expense in 2014, of which $8 million related to personnel and overhead. Direct selling and marketing costs increased $66 million during the year ended December 31, 2013 when compared to the same period in 2012, primarily due to increased SEM costs, other traffic acquisition costs and brand advertising costs, and an increase in offline advertising costs, primarily television advertising of $30 million, partially offset by a decrease in spending in social media costs. Personnel and overhead costs increased $36 million during the year ended December 31, 2013 when compared to the same period in 2012, primarily due to an increase in headcount to support business growth, including international expansion and employees joining TripAdvisor through recent business acquisitions, and also increased stock-based compensation costs. General and Administrative General and administrative expense consists primarily of personnel and related overhead costs, including executive leadership, finance, legal and human resource functions and stock-based compensation as well as professional service fees and other fees including audit, legal, tax and accounting, and other costs including bad debt expense and charitable foundation costs. General and administrative costs increased $30 million during the year ended December 31, 2014, when compared to the same period in 2013, primarily due to personnel costs and overhead costs related to an increase in headcount to support its business operations, as well as additional personnel costs related to employees joining TripAdvisor through recent business acquisitions and professional fees primarily related to its 2014 business acquisitions, higher charitable contributions and increased bad debt expense. In total, its restaurant and attraction businesses contributed $8 million to its cost of revenue in 2014, of which $5 million related to personnel and overhead. General and administrative costs increased $22 million during the year ended December 31, 2013, when compared to the same period in 2012, primarily due to increased personnel costs related to an increase in stock-based compensation, as well as increased headcount to support business growth and additional professional service fees in order to support its operations and an increase in its bad debt provision. F-16

The following is a reconciliation of the results as reported by TripAdvisor, used for comparison purposes as discussed above, for a greater understanding of the stand-alone operations of TripAdvisor to the results reported by TripCo (amounts in millions):

| | Year ended December 31, 2014 | | |
|---|---|---|---|
| | As Reported By TripAdvisor | Purchase Accounting Adjustments | As Reported By TripCo |
| Revenue | $ 1,246 | — | 1,246 |
| Operating expense | (184) | — | (184) |
| Selling, general and administrative expense | (594) | — | (594) |
| Adjusted OIBDA | 468 | — | 468 |
| Stock-based compensation expense | (63) | (10) | (73) |
| Depreciation and amortization expense | (65) | (229) | (294) |
| Operating income (loss) | $ 340 | (239) | 101 |

| | Year ended December 31, 2013 | | |
|---|---|---|---|
| | As Reported By TripAdvisor | Purchase Accounting Adjustments | As Reported By TripCo |
| Revenue | $ 945 | — | 945 |
| Operating expense | (127) | — | (127) |
| Selling, general and administrative expense | (439) | — | (439) |
| Adjusted OIBDA | 379 | — | 379 |
| Stock-based compensation expense | (49) | (11) | (60) |
| Depreciation and amortization expense | (35) | (276) | (311) |
| Operating income (loss) | $ 295 | (287) | 8 |

**Quantitative and Qualitative Disclosures about Market Risk.**

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations by our subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We expect to achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2014, our debt is comprised of the following amounts:

| | Variable rate debt | | Fixed rate debt | |
|---|---|---|---|---|
| | Principal amount | Weighted avg interest rate | Principal amount | Weighted avg interest rate |
| | dollar amounts in millions | | | |
| TripAdvisor | $ 338 | 2.1 % | — | N/A |
| Corporate and other | $ 404 | 3.7 % | — | N/A |

F-17

TripCo is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of TripAdvisor's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, TripCo may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. Financial Statements and Supplementary Data. The consolidated financial statements of Liberty TripAdvisor Holdings, Inc. are filed under this Item, beginning on Page F-19. The financial statement schedules required by Regulation S-X are filed under Item 15 of this Annual Report on Form 10-K. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Controls and Procedures. In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. This annual report does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies. There has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Other Information. None. F-18

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty TripAdvisor Holdings, Inc.: We have audited the accompanying consolidated balance sheets of Liberty TripAdvisor Holdings, Inc. (the Company) (as defined in note 1) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of TripAdvisor, Inc., an equity method investment for the period from January 1, 2012 to December 10, 2012 and a consolidated company for the period from December 11, 2012 to December 31, 2013, which statements reflect total assets constituting 21 percent as of December 31, 2013 and total revenue constituting 91 percent and 22 percent in 2013 and 2012, respectively, of the related consolidated totals. The Company's equity in earnings of TripAdvisor, Inc. included $41,146,000 in 2012 that we did not audit. The 2013 and 2012 financial statements of TripAdvisor, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TripAdvisor, Inc., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion. In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty TripAdvisor Holdings, Inc. as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the threeyear period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. /s/ KPMG LLP Denver, Colorado March 12, 2015 F-19

LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Balance Sheets December 31, 2014 and 2013 2014 2013 amounts in millions Assets Current assets: Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 509 354 Trade and other receivables, net of allowance for doubtful accounts of $7 million and $4 million, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 153 122 Inventory, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 12 Short-term marketable securities (note 5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 108 131 Deferred income tax assets (note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11 6 Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29 18 Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 822 643 Investments in available-for-sale securities (note 5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31 188 Property and equipment, at cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 187 55 Accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (39) (16) 148 39 Intangible assets not subject to amortization (note 6): Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,691 3,460 Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,819 1,832 5,510 5,292 Intangible assets subject to amortization, net (note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 831 908 Other assets, at cost, net of accumulated amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39 19 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 7,381 7,089 (continued) See accompanying notes to consolidated financial statements. F-20

LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Balance Sheets (Continued) December 31, 2014 and 2013 2014 2013 amounts in millions Liabilities and Equity Current liabilities: Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 118 42 Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 121 94 Related party notes payable (note 11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 30 Current portion of debt (note 7) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78 69 Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 57 47 Other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21 29 Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 395 311 Long-term debt (note 7) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 664 300 Deferred income tax liabilities (note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 821 853 Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 154 44 Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,034 1,508 Equity Stockholders' equity (note 2): Preferred stock, $.01 par value. Authorized 50,000,000 shares; issued and outstanding no shares at December 31, 2014. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — Series A common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 71,555,730 shares at December 31, 2014. . . . . . . . . . . . . . . . . . . 1 — Series B common stock, $.01 par value. Authorized 7,500,000 shares; issued and outstanding 2,929,777 shares at December 31, 2014. . . . . . . . . . . . . . . . . . . . . . . . — — Series C common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding no shares at December 31, 2014. . . . . . . . . . . . . . . . . . . . . . . . . . — — Parent’s investment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 226 Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 296 — Accumulated other comprehensive earnings (loss), net of taxes . . . . . . . . . . . . . . . (12) — Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 612 982 Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 897 1,208 Noncontrolling interests in equity of subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,450 4,373 Total equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,347 5,581 Commitments and contingencies (note 12) Total liabilities and equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 7,381 7,089 See accompanying notes to consolidated financial statements. F-21

**LIBERTY TRIPADVISOR HOLDINGS, INC.**

**Consolidated Statements of Operations**

**Years ended December 31, 2014, 2013 and 2012**

| | | 2014 | 2013 | 2012 |
|---|---|---|---|---|
| | | | amounts in millions, except per share amounts | |
| Service and other revenue | $ | 1,246 | 945 | 36 |
| Net retail sales | | 83 | 89 | 129 |
| Total net sales | | 1,329 | 1,034 | 165 |
| Operating costs and expenses: | | | | |
| Cost of retail sales (exclusive of depreciation shown separately below) | | 65 | 87 | 89 |
| Operating expense, including stock-based compensation (note 2 and 9) | | 229 | 150 | 21 |
| Selling, general and administrative, including stock-based compensation (note 2 and 9) | | 667 | 496 | 54 |
| Depreciation and amortization | | 298 | 315 | 16 |
| Impairment of intangible assets | | 2 | 3 | 39 |
| | | 1,261 | 1,051 | 219 |
| Operating income | | 68 | (17) | (54) |
| Other income (expense): | | | | |
| Interest expense, including related party | | (13) | (12) | (1) |
| Share of earnings (losses) of affiliates, net | | — | — | 38 |
| Gains (losses) on transactions, net | | — | (1) | 1,088 |
| Other, net | | (11) | 2 | 33 |
| | | (24) | (11) | 1,158 |
| Earnings (loss) before income taxes | | 44 | (28) | 1,104 |
| Income tax (expense) benefit (note 8) | | (35) | 55 | (124) |
| Net earnings (loss) | | 9 | 27 | 980 |
| Less net earnings (loss) attributable to the noncontrolling interests | | 31 | 34 | (3) |
| Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders | $ | (22) | (7) | 983 |
| Basic net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2): | | | | |
| Series A and Series B common stock | $ | (0.30) | (0.10) | 13.35 |
| Diluted net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2): | | | | |
| Series A and Series B common stock | $ | (0.30) | (0.10) | 13.35 |

See accompanying notes to consolidated financial statements.

F-22

LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Statements of Comprehensive Earnings (Loss) Years ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in millions Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9 27 980 Other comprehensive earnings (loss), net of taxes: Foreign currency translation adjustments . . . . . . . . . . . . . . . . . . . . . . . . . . . (57) (4) 3 Other comprehensive earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (57) (4) 3 Comprehensive earnings (loss). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (48) 23 983 Less comprehensive earnings (loss) attributable to the noncontrolling interests . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (14) 31 (1) Comprehensive earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (34) (8) 984 See accompanying notes to consolidated financial statements. F-23

LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Statements of Cash Flows Years ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in millions Cash flows from operating activities: Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9 27 980 Adjustments to reconcile net earnings to net cash provided by operating activities: Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 298 315 16 Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 60 — Excess tax benefit from stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . (20) (8) (2) Share of (earnings) losses of affiliates, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — (38) (Gains) losses on transactions, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 1 (1,088) Impairment of intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2 3 39 Deferred income tax expense (benefit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (70) (117) 75 Non-cash interest on margin loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 — — Other noncash charges (credits), net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10 1 (32) Changes in operating assets and liabilities Current and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (16) 3 8 Payables and other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 51 23 Net cash provided (used) by operating activities . . . . . . . . . . . . . . . . . . . . . . . 365 336 (19) Cash flows from investing activities: Capital expended for property and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (90) (60) (6) Cash received for dispositions of investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — 338 Cash (paid) for acquisitions, net of cash acquired (see note 3) . . . . . . . . . . . . . . . . (331) (35) 111 Purchases of short term investments and other marketable securities . . . . . . . . . . (251) (432) (18) Sales of short term investments and other marketable securities . . . . . . . . . . . . . . 429 325 — Other investing activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 (3) — Net cash provided (used) by investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . (242) (205) 425 Cash flows from financing activities: Borrowings of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 429 43 10 Repayments of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (43) (66) (12) Distribution to Liberty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (348) — (38) Shares repurchased by subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — (145) — Shares issued by subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 27 — Payment of minimum withholding taxes on net share settlements of equity awards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (33) (14) — Option exercises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 — — Excess tax benefit from stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . 20 8 2 Net cash provided (used) by financing activities . . . . . . . . . . . . . . . . . . . . . . . . . 40 (147) (38) Effect of foreign currency exchange rates on cash . . . . . . . . . . . . . . . . . . . . . . . . . . . (8) 1 — Net increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . 155 (15) 368 Cash and cash equivalents at beginning of period . . . . . . . . . . . . . . . . . . . . . . . . 354 369 1 Cash and cash equivalents at end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 509 354 369 See accompanying notes to consolidated financial statements. F-24

## LIBERTY TRIPADVISOR HOLDINGS, INC.

### Consolidated Statement of Equity

### Years ended December 31, 2014, 2013 and 2012

| | Stockholders' equity | | | | | | | | Noncontrolling interest in equity of subsidiaries | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Preferred stock | Series A | Series B | Series C | Additional paid-in capital | Parent's investment | Accumulated other comprehensive earnings | Retained earnings | | |
| | amounts in millions | | | | | | | | | |
| Balance at January 1, 2012 | $ — | — | — | — | — | 323 | — | 6 | — | 329 |
| Net earnings (loss) | — | — | — | — | — | — | — | 983 | (3) | 980 |
| Other comprehensive earnings (loss) | — | — | — | — | — | — | 1 | — | 2 | 3 |
| Noncontrolling interest recognized with acquisition of controlling interest in TripAdvisor | — | — | — | — | — | — | — | — | 4,341 | 4,341 |
| Contribution from (distribution to) parent, net | — | — | — | — | — | (38) | — | — | — | (38) |
| Other, net | — | — | — | — | — | 4 | — | — | — | 4 |
| Balance at December 31, 2012 | — | — | — | — | — | 289 | 1 | 989 | 4,340 | 5,619 |
| Net earnings (loss) | — | — | — | — | — | — | — | (7) | 34 | 27 |
| Other comprehensive earnings (loss) | — | — | — | — | — | — | (1) | — | (3) | (4) |
| Stock compensation | — | — | — | — | — | 15 | — | — | 49 | 64 |
| Shares issued by subsidiary | — | — | — | — | — | (7) | — | — | 34 | 27 |
| Shares repurchased by TripAdvisor | — | — | — | — | — | (63) | — | — | (82) | (145) |
| Other, net | — | — | — | — | — | (8) | — | — | 1 | (7) |
| Balance at December 31, 2013 | — | — | — | — | — | 226 | — | 982 | 4,373 | 5,581 |
| Net earnings (loss) | — | — | — | — | — | — | — | (22) | 31 | 9 |
| Other comprehensive earnings (loss) | — | — | — | — | — | — | (12) | — | (45) | (57) |
| Stock compensation | — | — | — | — | 7 | 11 | — | — | 63 | 81 |
| Issuance of common stock upon exercise of stock options | — | — | — | — | 13 | 2 | — | — | — | 15 |
| Minimum withholding taxes on net share settlements of stock-based compensation | — | — | — | — | (1) | (32) | — | — | — | (33) |
| Excess tax benefits on stock-based compensation | — | — | — | — | 1 | 3 | — | — | 16 | 20 |
| Intercompany taxes and debt forgiven by Liberty | — | — | — | — | — | 75 | — | — | — | 75 |
| Fair value of stock options assumed in connection with acquisition | — | — | — | — | 1 | — | — | — | 4 | 5 |
| Change in capitalization in connection with Trip Spin-Off | — | 1 | — | — | 277 | (278) | — | — | — | — |
| Distribution to Liberty | — | — | — | — | — | — | — | (348) | — | (348) |
| Shares issued by subsidiary | — | — | — | — | (2) | (7) | — | — | 9 | — |
| Other, net | — | — | — | — | — | — | — | — | (1) | (1) |
| Balance at December 31, 2014 | $ — | 1 | — | — | 296 | — | (12) | 612 | 4,450 | 5,347 |

See accompanying notes to consolidated financial statements.

F-25

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements December 31, 2014, 2013 and 2012 (1) Basis of Presentation During October 2013, the Board of Directors of Liberty Interactive Corporation and its subsidiaries (“Liberty”) authorized a plan to distribute to the stockholders of Liberty’s Liberty Ventures common stock shares of a wholly-owned subsidiary, Liberty TripAdvisor Holdings, Inc. (“TripCo” or the “Company”) (the “Trip Spin-Off”). TripCo holds the subsidiaries TripAdvisor, Inc. (“TripAdvisor”) and BuySeasons, Inc., which includes the retail businesses of BuyCostumes.com and Celebrate Express (“BuySeasons”), both of which operate as stand-alone operating entities. Both TripAdvisor and BuySeasons have more revenue in the third quarter, based on a higher travel research period and the Halloween period, respectively, as compared to the other quarters of the year. The Trip Spin-Off was completed on August 27, 2014 and effected as a pro-rata dividend of shares of TripCo to the stockholders of Series A and Series B Liberty Ventures common stock of Liberty. The Trip Spin-Off was intended to be tax-free and was accounted for at historical cost due to the pro rata nature of the distribution to shareholders of Liberty Ventures common stock. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and represent a combination of the historical financial information of TripAdvisor, an equity method affiliate from December 20, 2011 through December 11, 2012 and a combined company since December 11, 2012 (see note 4 for a more detailed discussion of transactions related to TripAdvisor) and BuySeasons. Although TripAdvisor was reported as a combined company in 2012, these financial statements present all prior periods as consolidated. These financial statements refer to the combination of TripAdvisor and BuySeasons as “TripCo,” “the Company,” “us,” “we” and “our” in the notes to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Description of Business TripAdvisor is an online travel company, empowering users to plan and book the perfect trip. TripAdvisor’s travel research platform aggregates reviews and opinions of members about accommodations, destinations, activities and attractions, and restaurants throughout the world so that its users have access to trusted advice wherever their trip takes them. TripAdvisor’s platform not only helps users plan their trip with its unique user-generated content, but also enables users to compare real-time pricing and availability so that they can book hotels, vacation rentals, flights, activities and attractions, and restaurants. TripAdvisor-branded websites include tripadvisor.com in the United States and localized versions of the website in 45 countries, including in China under the brand daodao.com. In addition to the flagship TripAdvisor brand, TripAdvisor manages and operates 24 travel media brands, connected by the common goal of providing comprehensive travel planning resources across the travel sector. Substantially all of TripAdvisor’s revenue is derived from advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising sales. In addition, TripAdvisor earns revenue through a combination of subscription-based and transaction-based offerings including: Business Listings; subscription and commission-based offerings from its Vacation Rental products, transaction revenue from selling room nights through Jetsetter and Tingo, selling destination activities and fulfilling online restaurant reservations through Viator and Lafourchette, respectively and other revenue including content licensing. Founded in 1999 as an internet specialty retailer, BuySeasons is an online retailer and supplier of costumes, accessories, seasonal décor, and party supplies. BuySeasons is dedicated to offering a large selection at affordable prices through its brands BuyCostumes.com and Celebrate Express. BuyCostumes.com is a leading costume and party retailer on the web. BuySeasons acquired the family friendly retailer, Celebrate Express, in 2008. BuySeasons also operates a private-label drop ship program for other Internet retailers. F-26

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Spin-Off of TripCo from Liberty Following the Trip Spin-Off, Liberty and TripCo operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. In connection with the Trip Spin-Off, TripCo entered into certain agreements, including the reorganization agreement, the services agreement, the facilities sharing agreement and the tax sharing agreement, with Liberty and/or Liberty Media Corporation (“Liberty Media”) (or certain of their subsidiaries) in order to govern certain of the ongoing relationships between the companies after the Trip Spin-Off and to provide for an orderly transition. The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Trip Spin-Off, certain conditions to the Trip Spin-Off and provisions governing the relationship between TripCo and Liberty with respect to and resulting from the Trip Spin-Off. Pursuant to the services agreement, Liberty Media provides TripCo with general and administrative services including legal, tax, accounting, treasury and investor relations support. TripCo will reimburse Liberty Media for direct, out-of-pocket expenses incurred by Liberty Media in providing these services and TripCo will pay a services fee to Liberty Media under the services agreement that will be subject to adjustment semi-annually, as necessary. Under the facilities sharing agreement, TripCo will share office space with Liberty, Liberty Media and Liberty Broadband Corporation (“LBC”) and related amenities at Liberty Media’s corporate headquarters in Englewood, Colorado. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty and TripCo and other agreements related to tax matters. Pursuant to the tax sharing agreement, TripCo has agreed to indemnify Liberty, subject to certain limited exceptions, for losses and taxes resulting from the Trip Spin-Off to the extent such losses or taxes result primarily from, individually or in the aggregate, the breach of certain restrictive covenants made by TripCo (applicable to actions or failures to act by TripCo and its subsidiaries following the completion of the Trip Spin-Off). In October 2014, the Internal Revenue Service (“IRS”) completed its examination of the Trip Spin-Off and notified Liberty that it agreed with the nontaxable characterization of the transaction. Liberty expects to execute a Closing Agreement with the IRS documenting this conclusion in 2015. (2) Summary of Significant Accounting Policies Cash and Cash Equivalents Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of acquisition. Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are generally due within 30 days and are recorded net of an allowance for doubtful accounts. Such allowance aggregated $7 million and $4 million at December 31, 2014 and 2013, respectively. For accounts outstanding longer than the contractual payment terms, the Company determines an allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole. F-27

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Inventory Inventory, which consists of party and costume merchandise held for sale, is stated at the lower of cost or market, determined on a first-in, first-out method. Inventory is stated net of valuation adjustments and inventory obsolescence reserves, equal to the difference between the cost of inventory and the estimated market value, of approximately $3 million and $2 million as of December 31, 2014 and 2013, respectively. The Company recorded a $3 million reduction in the value of inventory during each of the years ended 2014 and 2013 due to the amount of aged inventory on-hand. This charge is included in cost of goods sold in the statement of operations. Additionally, the Company sold approximately $4 million of previously reserved inventory during 2014. Investments All marketable debt and equity securities held by the Company are classified as available-for-sale (“AFS”) and are carried at fair value generally based on quoted market prices. Fair values are determined for each individual security in the investment portfolio. Unrealized gains and losses, net of taxes, arising from changes in fair value are reported in accumulated other comprehensive income (loss) as a component of equity. The classification of investments is determined at the time of purchase and reevaluated at each balance sheet date. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss and providing liquidity of investments sufficient to meet our operating and capital spending requirements and debt repayments. Marketable debt securities are classified as either short-term or long-term based on each instrument’s underlying contractual maturity date and as to whether and when we intend to sell a particular security prior to its maturity date. Marketable debt securities with maturities greater than 90 days at the date of purchase and 12 months or less remaining at the balance sheet date will be classified as short-term and marketable debt securities with maturities greater than 12 months from the balance sheet date will generally be classified as long-term. We classify our marketable equity securities, limited to money market funds and mutual funds, as either short-term or long-term based on the nature of each security and its availability for use in current operations. Realized gains and losses on the sale of securities are determined by specific identification of each security’s cost basis. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and liquidity and duration management. The weighted average maturity of our total invested cash shall not exceed 18 months, and no security shall have a final maturity date greater than three years. F-28

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

***Property and Equipment***

Property and equipment consists of the following (amounts in millions):

| | December 31, 2014 | December 31, 2013 |
|---|---|---|
| Furniture and other equipment | $ 14 | 10 |
| Computer equipment | 50 | 26 |
| Leasehold improvements | 34 | 13 |
| Construction in progress | 89 | 6 |
| Total property and equipment | $ 187 | 55 |

Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment, equipment and furniture and other equipment. Leasehold improvements are depreciated using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. Construction-in-progress costs are related to TripAdvisor's build-to-suit lease obligation during the years ended December 31, 2014 and 2013, as discussed in note 12.

***Leases***

The Company, through its consolidated companies, leases facilities in several countries around the world and certain equipment under non-cancelable lease agreements. The terms of some of the lease agreements provide for rental payments on a graduated basis. Rent expense is recognized on a straight-line basis over the lease period and accrued as rent expense incurred but not paid. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance. If we continue to be the deemed owner, the facilities are accounted for as financing leases.

***Intangible Assets***

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year.

The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our

F-29

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the "Step 2 Test"). In the Step 2 Test, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. The difference between such allocated amount and the carrying value of the goodwill is recorded as an impairment charge. The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. See note 6 for discussion of goodwill impairment for the year ended December 31, 2012. Websites and Internal Use Software Development Costs Certain costs incurred during the application development stage related to the development of websites and internal use software are capitalized and included in other intangibles. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. Costs related to the planning and postimplementation phases of software and website development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized. Impairment of Long-lived Assets The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. F-30

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Noncontrolling Interests Noncontrolling interest relates to the equity ownership interest in TripAdvisor that the Company does not own. The Company reports noncontrolling interests of consolidated companies within equity in the consolidated balance sheets and the amount of net income attributable to the parent and to the noncontrolling interest is presented in the consolidated statement of operations. Also, changes in ownership interests in consolidated companies in which the Company maintains a controlling interest are recorded in equity. Foreign Currency Translation and Transaction Gains and Losses The functional currency of the Company is the United States (“U.S.”) dollar. The functional currency of the Company’s foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. Accordingly, we have recorded foreign exchange losses of $10 million, $0 million and $0 million for the years ended December 31, 2014, 2013 and 2012, respectively, in other, net on our consolidated statement of operations. These amounts include gains and losses, realized and unrealized, on foreign currency forward contracts. Revenue Recognition Revenue is recognized from the sale of goods and advertising services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Deferred revenue, which primarily relates to subscription-based programs, is recorded when payments are received in advance of TripAdvisor’s performance as required by the underlying agreements. Click-based Advertising—Revenue is derived primarily from click-through fees charged to TripAdvisor’s travel partners for traveler leads sent to the travel partners’ website. TripAdvisor records revenue from click-through fees after the traveler makes the click-through to the travel partners’ websites. Instant Booking commission revenue is recorded at the time a traveler books a hotel transaction on TripAdvisor’s site where TripAdvisor does not assume cancellation risk. In transactions in which TripAdvisor assumes cancellation risk, it records revenue when it receives cash from its travel partners, given the current uncertainty of the traveler’s stay. TripAdvisor has no post-booking service obligations for Instant Booking Transactions. Display and Other Advertising—TripAdvisor recognizes display advertising revenue ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the advertising contract. Subscription-based revenue is recognized ratably over the related contractual period over which service is delivered. Subscriptions, Transactions and Other—Subscription revenue, from the vacation rentals and restaurants businesses, is recorded as deferred revenue and recognized ratably on a straight-line basis over the contractual period over F-31

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 which the respective service is delivered. TripAdvisor recognizes reservation revenue from the restaurant business on a transaction-by-transaction basis as diners are seated by its restaurant customers. The transactions revenue, from the vacation rentals and attractions businesses, is primarily commission based revenue which is recorded as deferred revenue and recognized upon completion of stays or activities or as the consumer’s refund privileges lapse. Additionally, cash is typically collected at the time of booking and recorded as deferred merchant payables in the consolidated balance sheet and later paid to the merchant after the stay or activity. Merchandise Sales—Revenue is recognized at the time of delivery to customers. An allowance for returned merchandise is provided as a percentage of sales based on historical experience. The total reduction in sales due to returns was approximately $2 million, $3 million and $4 million for each of the years ended December 31, 2014, 2013 and 2012, respectively. Shipping revenue is included in net sales and the related costs of shipping are included in cost of goods sold. Sales tax collected from customers on retail sales is recorded on a net basis and is not included in revenue. Cost of Goods Sold Cost of sales primarily includes actual product cost, provision for obsolete inventory, buying allowances received from suppliers, shipping and handling costs and warehouse costs. Operating Expense Operating expenses consist primarily of certain technology and content expenses, including personnel and overhead expenses which include salaries and benefits, stock-based compensation expense and bonuses for salaried employees and contractors engaged in the design, development, testing and maintenance of TripAdvisor’s website and mobile apps. Operating expense also includes to a lesser extent costs of services which are expenses that are closely correlated or directly related to service revenue generated, including advertising fees, flight search fees, credit card fees and data center costs. Other costs include licensing, maintenance expense, computer supplies and technology hardware. General and Administrative General and administrative expenses consist primarily of personnel and related overhead costs, including executive leadership, finance, legal and human resource functions and stock-based compensation as well as professional service fees and other fees including audit, legal, tax and accounting, and other costs including bad debt expense and TripAdvisor’s charitable foundation costs. Selling and Marketing Selling and marketing expenses primarily consist of direct costs, including search engine marketing, or SEM, and catalogue costs. In addition, our indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, and bonuses for sales, sales support, customer support and marketing employees. The Company incurs advertising expense consisting of traffic generation costs from search engines and Internet portals, other online and offline advertising expense, promotions and public relations to promote our brands. Costs associated with advertisements are expensed in the period in which the advertisement takes place. Advertising expense was $357 million, $251 million and $32 million for each of the years ended December 31, 2014, 2013 and 2012, respectively. F-32

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

***Stock-Based Compensation***

As more fully described in note 9, Liberty has previously granted to its directors, employees and employees of its subsidiaries options, restricted stock and stock appreciation rights ("SARs") to purchase shares of Liberty Interactive and/or Liberty Ventures common stock (collectively, "Awards"). Liberty measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Liberty measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Certain outstanding awards that were previously granted by Liberty were assumed by TripCo upon the completion of the Trip Spin-Off. Additionally, as of December 2012 TripAdvisor is a consolidated company and TripAdvisor has issued stock-based compensation to its employees related to their common stock. The consolidated statements of operations include stock-based compensation related to TripAdvisor equity in addition to Liberty Awards already held by BuySeasons employees.

Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation for the years ended December 31, 2014 and 2013 (amounts in millions):

| | December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Operating expense | $ 32 | 26 |
| Selling, general and administrative | 42 | 34 |
| | $ 74 | 60 |

***Income Taxes***

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in income tax expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in income tax (expense) benefit in the accompanying consolidated statements of operations.

F-33

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. Deferred Merchant Payables TripAdvisor receives cash from travelers at the time of booking related to its vacation rental, attractions and transaction-based businesses and it records these amounts, net of commissions, on its consolidated balance sheets as deferred merchant payables. TripAdvisor pays the hotel, destination activity operators or vacation rental owners after the travelers’ use and subsequent billing from the hotel, attraction provider or vacation rental owners. Therefore, it receives cash from the traveler prior to paying the hotel, destination activity operator or vacation rental owners, and this operating cycle represents a working capital source or use of cash to TripAdvisor. As long as these businesses grow, TripAdvisor expects that changes in working capital related to these transactions, depending on timing of payments and seasonality, will continue to impact operating cash flows. TripAdvisor’s deferred merchant payables balance was $93 million and $30 million for the years ended December 31, 2014 and 2013, respectively. A payable balance of $76 million was acquired during the year ended December 31, 2014, primarily related to the Viator acquisition reflected in the net liabilities assumed as reported in note 3. Certain Risks and Concentrations The TripAdvisor business is subject to certain risks and concentrations including dependence on relationships with its customers. TripAdvisor is highly dependent on advertising relationships with Expedia and Priceline, which each accounted for more than 10% of TripAdvisor’s consolidated revenue and combined accounted for approximately 46% and 47% of its total revenue in 2014 and 2013, respectively (TripCo revenue includes only a small portion of the TripAdvisor revenue in 2012 due to the timing of the acquisition), see notes 4 and 11. As of December 31, 2014 and 2013, Expedia accounted for 15% and 14%, respectively, of TripAdvisor’s total accounts receivable. Contingent Liabilities Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. Comprehensive Income (Loss) Comprehensive income (loss) consists of net income (loss), cumulative foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities, net of tax. Earnings (Loss) per Common Share (EPS) Basic earnings (loss) per common share (“EPS”) is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. F-34

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Company issued 73,685,924 common shares, which is the aggregate number of shares of Series A and Series B common stock outstanding upon the completion of the Trip Spin-Off on August 27, 2014. The number of shares issued in the Trip Spin-Off is being used for both basic and diluted earnings per share for all periods prior to the date of the Trip Spin-Off as no Company equities or equity awards were outstanding prior to the Trip Spin-Off. Year Ended December 31, 2014 number of shares in millions Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 Potentially dilutive shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) recoverability and recognition of goodwill, intangible and long-lived assets, (ii) accounting for income taxes and (iii) stock-based compensation to be its most significant estimates. Prior to December 2012, the Company’s investment in TripAdvisor was accounted for using the equity method. The Company did not control the decision making process or business management practices of TripAdvisor during the time that this investment was accounted for as an equity method investment. Accordingly, the Company relied on the management of TripAdvisor to provide it with accurate financial information prepared in accordance with GAAP that the Company used in the application of the equity method. In addition, TripAdvisor obtained audit reports that were provided by the affiliate’s independent auditors on its financial statements, which provided additional comfort over financial information. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by TripAdvisor that would have a material effect on the Company’s consolidated financial statements. Reclassifications TripAdvisor no longer considers Expedia a related party. Certain reclassifications have been made to conform the prior period to the current presentation relating to Expedia transactions, which includes the reclassification of revenue from Expedia on our statements of operations for the year ending December 31, 2013 and 2012 of $217 million and $8 million, respectively, to service and other revenue and the reclassification of receivables at December 31, 2013 of $16 million, from Expedia Inc., net on our consolidated balance sheets to trade and other receivables. These reclassifications had no net effect on TripAdvisor’s consolidated financial statements. All other reclassifications, made to conform the prior periods to the current presentation, were not material and had no net effect on our consolidated financial statements. New Accounting Pronouncements Not Yet Adopted In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated guidance will replace most existing revenue recognition guidance in GAAP F-35

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

**(3) Supplemental Disclosures to Consolidated Statements of Cash Flows**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | amounts in millions | | |
| Cash paid for acquisitions: | | | |
| Intangibles not subject to amortization | $ 253 | 30 | 5,259 |
| Intangibles subject to amortization | 194 | 19 | 1,165 |
| Fair value of other assets acquired | 25 | 2 | 349 |
| Net liabilities assumed | (96) | (15) | (158) |
| Deferred tax assets (liabilities) | (40) | 1 | (417) |
| Other | (5) | (2) | (964) |
| Fair value of previously held ownership interest | — | — | (1,004) |
| Noncontrolling interest | — | — | (4,341) |
| Cash paid for acquisitions, net of cash (acquired) | $ 331 | 35 | (111) |
| Cash paid for interest | $ 8 | 9 | — |
| Cash paid for income taxes | $ 54 | 50 | 18 |

**(4) TripAdvisor, Inc. Transactions**

During the fourth quarter of 2011 Expedia, Inc. completed the pro-rata spin-off of TripAdvisor, which was a wholly owned subsidiary of Expedia prior to the spin-off. TripCo held a non-controlling equity interest in Expedia at the time of the spin-off (the "Expedia Spin-Off"). Upon completion of the Expedia Spin-Off, TripCo's investment in TripAdvisor was treated as an equity contribution from Liberty (at book value) to TripCo. TripCo share of earnings of TripAdvisor for the year ended December 31, 2012 was $38 million.

During May 2012, TripCo sold approximately 8.5 million shares of TripAdvisor for cash proceeds of $338 million. The sale resulted in a $288 million gain recorded in gain (losses) on transactions, net, based on the average cost of those shares, in the statement of operations.

Throughout the year ended December 31, 2012, TripCo recorded approximately $32 million of gains related to the impact of TripAdvisor issuing additional equity, at an amount in excess of our per share investment, primarily the result of warrants and options exercised. These gains are reflected in the other, net line item in the statement of operations.

On December 11, 2012, TripCo acquired approximately 4.8 million additional shares of common stock of TripAdvisor (an additional 4% equity ownership interest), for approximately $300 million, along with the right to control the vote of the shares of TripAdvisor's common stock and class B common stock (which holds 10 votes per share) owned by the Company. Following the transaction, TripCo owned approximately 22% of the equity and 57% of the total votes of all classes of TripAdvisor common stock. In accordance with TripAdvisor's outstanding governance arrangements, 25% of the members of TripAdvisor's board of directors are elected by a vote of a plurality of the common stock (e.g., the low-vote shares of TripAdvisor), voting as a single class, and the remainder of the members of TripAdvisor's board of directors are elected by a vote of a plurality in voting power of the common stock and Class B common stock of TripAdvisor, voting

F-36

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 together as one class. The governing documents of TripAdvisor do not create a classified board of directors, and do not prohibit shareholder action by written consent and, accordingly, TripCo has the ability to replace a majority of the board of directors of TripAdvisor at any time. Consequently, as no other protective or participating rights exist for the minority voting interest, TripCo was required to consolidate TripAdvisor. Accordingly, TripCo applied the applicable purchase accounting guidance and recorded a gain on the acquisition of $800 million on its ownership interest held prior to the transaction, recognized in the gain (loss) on transactions, net line in the consolidated statements of operations. The fair value (Level 1) of TripCo’s ownership interest previously held and the fair value of the noncontrolling interest was determined based on the trading price of TripAdvisor common shares on the last trading day prior to the transaction. Additionally, the noncontrolling interest includes the fair value (Level 2) of TripAdvisor’s fully vested options outstanding at the date of acquisition. Following the transaction date TripAdvisor is a consolidated company with a 78% noncontrolling interest accounted for in equity and the consolidated statements of operations. The final purchase price allocation for TripAdvisor is as follows (amounts in millions): Fair value of ownership interest held prior to transaction . . . . . . . . . . . . . . . . . $ 1,004 Controlling interest acquired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 300 Noncontrolling interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,341 $ 5,645 Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 411 Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 233 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,429 Tradenames . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,830 Intangible assets subject to amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,165 Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (417) Other liabilities assumed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (158) Deferred tax liabilities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (964) $ 5,645 The pro forma summarized unaudited statements of operations of TripCo were prepared utilizing the historical financial statements of TripAdvisor, giving effect to purchase accounting related adjustments made at the time of F-37

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 acquisition and excluding the impact of the gain from combination, as if the transaction discussed above occurred on January 1, 2010, are as follows (amounts in millions): Summary Operations Data: Year ended December 31, 2012 (unaudited) Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 892 Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63 Income tax (expense) benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (38) Net earnings (loss) from continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . 10 Less earnings (loss) attributable to the noncontrolling interests . . . . . . . . . . . . 47 Net earnings (loss) from continuing operations attributable to TripCo shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (37) Unaudited pro forma basic net earnings (loss) attributable to TripCo shareholder per common share (note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (0.5) This pro forma information is not representative of TripCo’s future financial position, future results of operations or future cash flows nor does it reflect what TripCo’s financial position, results of operations or cash flows would have been as if the transaction had happened previously and TripCo controlled TripAdvisor during the periods presented. Acquisitions During the year ended December 31, 2014, TripAdvisor completed seven acquisitions for total cash consideration of $331 million, net of cash acquired. The total cash consideration is subject to adjustment based on the finalization of working capital adjustments for Restopolis and Iens and amounts retained with payment subject to certain indemnification obligations by the respective sellers. TripAdvisor acquired Vacation Home Rentals, a U.S.-based vacation rental website featuring properties around the world; London-based Tripbod, a travel community that helps connect travelers to local experts to deliver travelers relevant recommendations for trip planning; Lafourchette, a provider of an online and mobile reservations platform for restaurants in Europe; Viator a platform for researching and booking destination activities around the world; MyTable and Restopolis, a provider of an online and mobile reservations platform for restaurants in Italy; Iens, a provider of an online and mobile reservations platform for restaurants in the Netherlands. The following table presents the purchase price allocations initially recorded on our consolidated balance sheet for all 2014 acquisitions (in millions): Net assets (including acquired cash) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 94 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 253 Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 194 Deferred tax liabilities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (40) Accrued expenses and other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (101) Total purchase price consideration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 400 F-38

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The excess purchase price over identifiable net tangible assets of $253 million has been recorded to goodwill in the accompanying consolidated balance sheet as of December 31, 2014. The goodwill in these transactions is primarily attributable to expected operational synergies, the assembled workforces, and the future development initiatives of the assembled workforces. Approximately $5 million of goodwill is expected to be deductible for tax purposes. A total of $194 million was allocated to identifiable intangible assets subject to amortization, including customer and supplier relationships, tradenames, subscription relationships, developed technology and other intangibles. The weighted-average life of the identifiable definite-lived intangible assets acquired in 2014 is 7.2 years and will be amortized on a straight-line basis. Pro forma financial information related to these acquisitions has not been provided as they are not material to our consolidated results of operations. During the year ended December 31, 2013, TripAdvisor completed six acquisitions for total cash consideration of approximately $35 million, net of cash acquired. The total cash consideration is subject to adjustment based on certain indemnification obligations by the respective sellers for TripAdvisor’s benefit in future periods. During 2013, TripAdvisor acquired TinyPost, the developer of a product that enables users to write over photos and turn them into stories; Jetsetter, a members-only private sale site for hotel bookings; CruiseWise, a cruise research and planning site; Niumba, a Spainbased vacation rental site; GateGuru, a mobile app with flight and airport information around the world; Oyster, a hotel review website featuring expert reviews and photos around the world, all of which complement TripAdvisor’s existing brands in those areas of the travel ecosystem. The purchase price allocation for the 2013 acquisitions is considered final at December 31, 2014. The total purchase price of these acquisitions, all of which were accounted for as purchases of businesses under the purchase accounting method, has been allocated to the tangible and identifiable intangible assets acquired and the net liabilities assumed based on their respective fair values on the acquisition date. As of December 31, 2014, the purchase price allocation of TripAdvisor’s 2014 acquisitions is preliminary and subject to revision as more information becomes available, but in any case will not be revised beyond 12 months after the acquisition date. Any change to the fair value of net liabilities acquired will lead to a corresponding change to the purchase price allocable to goodwill on a retroactive basis. The primary areas of the purchase price allocation that are not yet finalized are related to the fair values of certain liabilities and income tax balances. Approximately $4 million of acquisition-related costs were expensed as incurred during the year ended December 31, 2014 and are included in general and administrative expenses in the consolidated statements of operations. (5) Assets and Liabilities Measured at Fair Value For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3. F-39

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

The Company's assets and liabilities measured at fair value are as follows:

| Description | December 31, 2014 Total | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | December 31, 2013 Total | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) |
|---|---|---|---|---|---|---|
| | | | (amounts in millions) | | | |
| Cash equivalents | $ 58 | 58 | — | 156 | 156 | — |
| Marketable securities | $ 108 | — | 108 | 131 | — | 131 |
| Available-for-sale securities | $ 31 | — | 31 | 188 | — | 188 |

The fair value of Level 2 marketable securities and available-for-sale securities were obtained from pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets.

*Other Financial Instruments*

Other financial instruments not measured at fair value on a recurring basis include trade receivables, related party receivables, trade payables, accrued and other current liabilities. The carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets.

**(6) Goodwill and Other Intangible Assets**

*Goodwill and Indefinite Lived Intangible Assets*

Changes in the carrying amount of goodwill are as follows (amounts in millions):

| | TripAdvisor | Corporate and Other | Total |
|---|---|---|---|
| Balance at January 1, 2013 | $ 3,429 | — | 3,429 |
| Acquisition (1) | 30 | — | 30 |
| Other (2) | 1 | — | 1 |
| Balance at December 31, 2013 | 3,460 | — | 3,460 |
| Acquisition (1) | 253 | — | 253 |
| Other (2) | (22) | — | (22) |
| Balance at December 31, 2014 | $ 3,691 | — | 3,691 |

(1) Additions to goodwill relate to TripAdvisor's acquisitions. See "Note 4 – TripAdvisor Transactions," for further information.

(2) Other changes are primarily due to foreign currency translation on goodwill.

As presented in the accompanying consolidated balance sheet, trademarks are the other significant indefinite lived intangible asset and the change from the prior year is due to the change in foreign exchange rates.

F-40

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

*Intangible Assets subject to amortization*

Intangible assets subject to amortization are comprised of the following:

| | | December 31, 2014 | | | December 31, 2013 | | |
|---|---|---|---|---|---|---|---|
| | Weighted Average Remaining Useful Life (in years) | Gross carrying amount | Accumulated amortization | Net carrying amount | Gross carrying amount | Accumulated amortization | Net carrying amount |
| | | | | (in millions) | | | |
| Customer relationships | 7 | 979 | (456) | 523 | 996 | (258) | 738 |
| Other | 7 | 415 | (107) | 308 | 227 | (57) | 170 |
| Total | | 1,394 | (563) | 831 | 1,223 | (315) | 908 |

Amortization of TripAdvisor intangible assets acquired during 2012 is expected to match the usage of the related assets and are being amortized on an accelerated basis as reflected in table below.

Amortization expense was $279 million, $303 million and $13 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The estimated future amortization expense for the next five years related to intangible assets with definite lives as of December 31, 2014, assuming no subsequent impairment of the underlying assets, is as follows (amounts in millions):

| | | |
|---|---|---|
| 2015 | $ | 233 |
| 2016 | $ | 185 |
| 2017 | $ | 167 |
| 2018 | $ | 102 |
| 2019 | $ | 99 |

*Impairments*

During the years ended December 31, 2014, 2013 and 2012, we recorded impairments related to BuySeasons, presented in the statements of operations, which is included in the Corporate and Other segment. The impairments are primarily related to trademarks and goodwill. Continued declining operating results as compared to budgeted results and certain trends required a quantitative impairment test and a determination of fair value for BuySeasons. This fair value, including the related intangibles and goodwill, was determined using projections of future operating performance and applying a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3). As of December 31, 2014 the accumulated impairment losses for BuySeasons was $44 million.

F-41

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

**(7) Debt**

Outstanding debt at December 31, 2014 and 2013 is summarized as follows:

| | | December 31, 2014 | December 31, 2013 |
|---|---|---|---|
| | | amounts in millions | |
| TripAdvisor term loan and revolving credit facility | $ | 300 | 340 |
| TripCo debt | | 404 | — |
| Chinese credit facilities | | 38 | 29 |
| Total consolidated TripCo debt | $ | 742 | 369 |
| Less debt classified as current | | (78) | (69) |
| Total long-term debt | $ | 664 | 300 |

***TripAdvisor Term Loan Facility Due 2016 and Revolving Credit Facility***

*Overview*

On December 20, 2011, TripAdvisor entered into a Credit Agreement, which provides $600 million of borrowing including:

- a Term Loan Facility, or Term Loan, in an aggregate principal amount of $400 million with a term of five years due December 2016; and

- a Revolving Credit Facility in an aggregate principal amount of $200 million available in U.S. dollars, Euros and British pound sterling with a term of five years expiring December 2016.

The Term Loan and any loans under the Revolving Credit Facility bear interest by reference to a base rate or a Eurocurrency rate, in either case plus an applicable margin based on TripAdvisor's leverage ratio. TripAdvisor is also required to pay a quarterly commitment fee, on the average daily unused portion of the Revolving Credit Facility for each fiscal quarter and fees in connection with the issuance of letters of credit. The Term Loan and loans under the Revolving Credit Facility currently bear interest at LIBOR plus 150 basis points, or the Eurocurrency Spread, or the alternate base rate ("ABR") plus 50 basis points, and undrawn amounts are currently subject to a commitment fee of 22.5 basis points.

As of December 31, 2014 TripAdvisor used a one-month interest period Eurocurrency Spread which is approximately 1.7% per annum. As of December 31, 2014, interest is payable on a monthly basis while TripAdvisor is borrowing under the one-month interest rate period. The current interest rates are based on current assumptions, leverage and LIBOR rates and do not take into account that rates will reset periodically.

The Term Loan principal is currently repayable in quarterly installments on the last day of each calendar quarter equal to 2.5% of the original principal, with the balance due on the final maturity date. Principal payments aggregating $40 million were made during the year ended December 31, 2014.

The Revolving Credit Facility includes $40 million of borrowing capacity available for letters of credit and $40 million for borrowings on same-day notice. As of December 31, 2014 there were no outstanding borrowings under the Revolving Credit Facility. As of December 31, 2014, there were $1 million of outstanding letters of credit against the Revolving Credit Facility.

F-42

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The remaining future minimum principal payment obligations due under the Credit Agreement related to the Term Loan is as follows (amounts in millions): Payment Year Ended December 31, Amount 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 40 2016 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 260 $ 300 Prepayments TripAdvisor may voluntarily repay any outstanding borrowing under the Credit Agreement at any time without premium or penalty, other than customary breakage costs with respect to Eurocurrency loans. Guarantees All obligations under the Credit Agreement are unconditionally guaranteed by TripAdvisor and each of TripAdvisor’s existing and subsequently acquired or organized direct or indirect wholly-owned domestic and foreign restricted subsidiaries, subject to certain exceptions for subsidiaries that are controlled foreign corporations, foreign subsidiaries in jurisdictions where applicable law would otherwise be violated, and non-material subsidiaries. Covenants The Credit Agreement contains a number of covenants that, among other things, restrict TripAdvisor’s ability to incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions or repurchase their capital stock, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change their fiscal year. The Credit Agreement also requires TripAdvisor to maintain a maximum leverage ratio and a minimum cash interest coverage ratio, and contain certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under Credit Agreement and all actions permitted to be taken by a secured creditor. TripAdvisor Chinese Credit Facilities In addition to borrowings under the Credit Agreement, TripAdvisor maintains Chinese Credit Facilities. As of December 31, 2014 and 2013, there were approximately $38 million and $28 million of short term borrowings outstanding, respectively. Certain of TripAdvisor’s Chinese subsidiaries entered into a RMB 189,000,000 (approximately $30 million), one -year revolving credit facility with Bank of America (the “Chinese Credit Facility—BOA”) that is currently subject to review on a periodic basis with no specific expiration period. As of December 31, 2014, approximately $19 million of borrowings were outstanding under this credit facility. The Chinese Credit Facility—BOA bears interest based at 100% of the People’s Bank of China’s base rate, which was 5.6% as of December 31, 2014. In addition, certain of TripAdvisor’s Chinese subsidiaries entered into a RMB 125,000,000 (approximately $20 million) one-year revolving credit facility with J.P. Morgan Chase Bank (“Chinese Credit Facility—JPM”). As of December 31, 2014, approximately $19 million of borrowings are outstanding under this credit facility. The Chinese Credit F-43

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

Facility—JPM bears interest based at 100% of the People's Bank of China's base rate, which was 5.6% as of December 31, 2014.

### *TripCo Debt*

On August 21, 2014, a wholly owned subsidiary of TripCo ("TripSPV"), entered into two margin loan agreements which aggregated total borrowings of $400 million. Prior to the Trip Spin-Off, approximately $348 million of such amount was distributed to Liberty. Common Stock and Class B Common Stock of TripAdvisor were pledged as collateral pursuant to these agreements. Each agreement contains language that indicates that TripSPV, as borrower and transferor of underlying shares as collateral, has the right to exercise all voting, consensual and other powers of ownership pertaining to the transferred shares for all purposes, provided that Liberty agrees that it will not vote the shares in any manner that would reasonably be expected to give rise to transfer or certain other restrictions. Similarly, the loan agreements indicate that no lender party shall have any voting rights with respect to the shares transferred, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreements. The agreements also contain certain restrictions related to additional indebtedness. Interest on the margin loans will accrue at a rate of 3.65% plus LIBOR for six months and 3.25% thereafter to be paid in kind or cash at the election of TripSPV. The Company expects that interest on the loan will be paid in kind and added to the principal amount on the loan. The term of the loan is three years and the maturity date is August 22, 2017.

As of December 31, 2014, the values of TripAdvisor's shares pledged as collateral pursuant to the margin loan agreements, determined based on the trading price of the Common Stock and on an as-if converted basis for the Class B Common Stock, are as follows:

| Pledged Collateral | Number of Shares Pledged as Collateral as of December 31, 2014 | Share value as of December 31, 2014 |
|---|---|---|
| | amounts in millions | |
| Common Stock | 18.2 | $ 1,359 |
| Class B Common Stock | 12.8 | $ 956 |

The outstanding margin loans contain various affirmative and negative covenants that restrict the activities of the borrower. The loan agreements do not include any financial covenants.

### *Fair Value*

Due to the primarily variable rate nature, TripCo believes that the carrying amount of its debt approximated fair value at December 31, 2014 and 2013.

### *Debt Covenants*

As of December 31, 2014, each of the Company and TripAdvisor was in compliance with its respective debt covenants.

## (8) Income Taxes

TripCo was included in the federal consolidated income tax return of Liberty prior to August 27, 2014. The tax provision included in these financial statements has been prepared on a stand-alone basis, as if TripCo was not part of the

F-44

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

consolidated Liberty group. TripAdvisor, as a consolidated subsidiary for financial statement purposes, is not included in the Liberty consolidated group tax return and is not included in the TripCo consolidated group tax return subsequent to the Trip Spin-Off as TripCo owns less than 80% of TripAdvisor. Additionally, upon the completion of the Trip Spin-Off, the unused stand-alone net operating losses of BuySeasons was treated as a deemed equity distribution at that date. Furthermore, the income taxes payable allocated to TripCo by Liberty as of August 27, 2014 was treated as a deemed equity contribution of $29 million from Liberty upon completion of the Trip Spin-Off. As of December 31, 2013 TripCo had income taxes payable to Liberty of approximately $37 million.

Income tax benefit (expense) consists of:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | (amounts in millions) | | |
| Current: | | | |
| Federal | $ (77) | (32) | (41) |
| State and local | (22) | (10) | (7) |
| Foreign | (6) | (20) | (1) |
| | $ (105) | (62) | (49) |
| Deferred: | | | |
| Federal | $ 55 | 9 | (68) |
| State and local | (16) | 76 | (8) |
| Foreign | 31 | 32 | 1 |
| | 70 | 117 | (75) |
| Income tax benefit (expense) | $ (35) | 55 | (124) |

The following table presents a summary of our domestic and foreign earnings from continuing operations before income taxes:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | (amounts in millions) | | |
| Domestic | $ 4 | (23) | 1,104 |
| Foreign | 40 | (5) | — |
| Total | $ 44 | (28) | 1,104 |

F-45

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | (amounts in millions) | | |
| Computed expected tax benefits (expense) | $ (16) | 10 | (386) |
| State and local taxes, net of federal income taxes | (7) | (3) | (9) |
| Foreign taxes, net of foreign tax credits | 28 | 15 | (1) |
| Change in estimated tax rate | (15) | 46 | — |
| Goodwill impairment | — | — | (13) |
| Consolidation of TripAdvisor | — | — | 294 |
| Basis difference in consolidated subsidiary | (5) | — | (8) |
| Change in valuation allowance | (7) | (3) | — |
| Change in unrecognized tax benefits | (14) | (9) | — |
| Other | 1 | (1) | (1) |
| Income tax (expense) benefit | $ (35) | 55 | (124) |

During 2014, the Company incurred aggregate income tax expense related to an increase in its estimate of the state effective tax rate used to measure its net deferred tax liabilities, based on a change to the Company's estimated state apportionment factors and an increase in its unrecognized tax benefits. This income tax expense was partially offset with income tax benefits for earnings in foreign jurisdictions taxed at rates lower than the 35% U.S. federal tax rate.

During 2013, the Company changed its estimate of the effective state tax rate used to measure its net deferred tax liabilities, based on expected changes to the Company's state apportionment factors. The rate change required an adjustment to the recognized deferred taxes at the TripAdvisor level.

The tax benefit from the change to consolidation of a previously held equity method affiliate for the year ended December 31, 2012 is the result of the acquisition of a controlling interest in TripAdvisor in the fourth quarter of 2012. The Company recorded an $800 million dollar gain on the transaction, due to the application of purchase accounting, which was excluded from taxable income in 2012 and is not expected to be included in taxable income in the future. In addition, a portion of the difference between the book basis and tax basis of the Company's investment in TripAdvisor, as previously accounted for under the equity method, was reversed as a result of the transaction.

F-46

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

| | December 31, 2014 | December 31, 2013 |
|---|---|---|
| | (amounts in millions) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 48 | 27 |
| Stock-based compensation | 45 | 28 |
| Other | 61 | 10 |
| Total deferred tax assets | 154 | 65 |
| Less: valuation allowance | (23) | (15) |
| Net deferred tax assets | 131 | 50 |
| Deferred tax liabilities: | | |
| Intangible assets | (870) | (869) |
| Investments | (12) | (8) |
| Other | (57) | (19) |
| Total deferred tax liabilities | (939) | (896) |
| Net deferred tax liability | $ (808) | (846) |

The Company's deferred tax assets and liabilities are reported in the accompanying consolidated balance sheets as follows:

| | December 31, 2014 | December 31, 2013 |
|---|---|---|
| | (amounts in millions) | |
| Current deferred tax asset | $ 11 | 6 |
| Noncurrent deferred tax asset | 2 | 1 |
| Noncurrent deferred tax liability | (821) | (853) |
| | $ (808) | (846) |

The Company's valuation allowance increased $8 million in 2014. Of the net change in valuation allowance during the year ended December 31, 2014, $7 million affected tax expense, and $1 million related to the Trip Spin-Off.

TripAdvisor has not provided for deferred U.S. income taxes on undistributed earnings of certain foreign consolidated companies that it intends to reinvest permanently outside the United States; the total amount of such earnings as of December 31, 2014 was $630 million. Should these earnings be distributed or treated under certain U.S. tax rules as having distributed earnings of foreign consolidated companies in the form of dividends or otherwise, TripAdvisor may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable at this time to estimate the amount of unrecognized deferred U.S. taxes on these earnings.

At December 31, 2014, TripCo had gross net operating loss carryforwards for income tax purposes of $245 million, which, if not utilized to reduce income tax liabilities in future periods, will expire at various times between 2015 and 2034. These net operating losses are expected to be utilized prior to expiration, except for $4 million state and $19 million foreign net operating losses (on a tax effected basis), which based on current projections of state and foreign taxable income may expire unused.

F-47

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

As of December 31, 2014, the Company had recorded tax reserves of $67 million related to unrecognized tax benefits for uncertain tax positions, which is classified as long-term and included in other long-term liabilities. Prior to the acquisition of a controlling interest in TripAdvisor during December 2012, the Company did not have any unrecognized tax benefits for uncertain tax positions. If the unrecognized tax benefits were to be recognized for financial statement purposes, approximately $65 million would be reflected in the Company's tax expense and affect its effective tax rate. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. The Company does not believe it is reasonably possible the gross unrecognized tax benefits may increase or be paid within the next twelve months.

A reconciliation of unrecognized tax benefits is as follows (amounts in millions):

| | Years ended December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Balance at beginning of year | $ 36 | 24 |
| Additions based on tax positions related to the current year | 13 | 12 |
| Additions for tax positions of prior years | 18 | 4 |
| Reductions for tax positions of prior years | — | (4) |
| Balance at end of year | $ 67 | 36 |

As of December 31, 2014, Liberty's 2001 through 2010 tax years are closed for federal income tax purposes, and the IRS has completed its examination of Liberty's 2011 and 2012 tax years. The tax loss carryforwards from the 2010 through 2012 tax years are still subject to adjustment. Liberty's 2013 and 2014 tax years are being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program, and TripCo's short tax year for 2014 is also being examined currently as part of the CAP program. As discussed earlier, because TripCo's ownership of TripAdvisor is less than the required 80%, TripAdvisor does not consolidate with TripCo for federal income tax purposes. Prior to December 2011, Trip Advisor was included in the consolidated federal income tax returns filed by Expedia. Expedia's 2009 and 2010 tax years are currently being audited by the IRS. TripAdvisor is undergoing a separate audit by the IRS for the 2012 tax year. Various states are currently examining the Company's prior year's state income tax returns.

As of December 31, 2014 and 2013, the Company had recorded approximately $4 million and $2 million, respectively, of accrued interest and penalties related to uncertain tax positions.

**(9) Stock-Based Compensation**

*TripCo Incentive Plans*

In connection with the Trip Spin-Off, awards with respect to Liberty Ventures Series A and Series B common stock were converted to awards with respect to TripCo Series A and Series B common stock pursuant to the Liberty TripAdvisor Holdings, Inc. Transitional Stock Adjustment Plan ("TSAP"). The TSAP governs the terms and conditions of such stock options and stock appreciation rights ("SARs") (collectively, "Awards") in respect of a maximum of 1.1 million shares of TripCo common stock, to purchase shares of Series A and Series B TripCo common stock. No additional grants may be made pursuant to the TSAP.

Pursuant to the Liberty TripAdvisor Holdings, Inc. 2014 Omnibus Incentive Plan (the "2014 Plan"), as amended, the Company may grant Awards in respect of a maximum of 6.7 million shares of TripCo common stock. Awards generally vest over 4-5 years and have a term of 7-10 years. TripCo issues new shares upon exercise of equity awards. The Company

F-48

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for an Award of liability instruments (such as SARs that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

In connection with the Trip Spin-Off in August 2014, all outstanding Awards with respect to Liberty Ventures common stock ("Liberty Ventures Award") were adjusted pursuant to the anti-dilution provisions of the incentive plans under which the equity awards were granted, such that a holder of a Liberty Ventures Award received:

i. An adjustment to the exercise price or base price, as applicable, and the number of shares subject to the Liberty Ventures Award (as so adjusted, an "Adjusted Liberty Ventures Award") and

ii. A corresponding equity award relating to shares of TripCo common stock (a "TripCo Award")

The exercise prices and number of shares subject to the Adjusted Liberty Ventures Award and the TripCo Award were determined based on 1) the exercise prices and number of shares subject to the Liberty Ventures Award, 2) the pre-distribution trading price of Liberty Ventures common stock and 3) the post-distribution trading prices of Liberty Ventures common stock and TripCo common stock, such that all of the pre-distribution intrinsic value of the Liberty Ventures Award was allocated between the Adjusted Liberty Ventures Award and the TripCo Award.

Following the Trip Spin-Off, employees of Liberty hold Awards in both Liberty Ventures common stock and TripCo common stock. The compensation expense relating to employees of Liberty is recorded at Liberty. Therefore, compensation expense related to options resulting from the Trip Spin-Off will not be recognized in the Company's consolidated financial statements.

*TripCo - Grants*

Awards granted for the year ended December 31, 2014 pursuant to the 2014 Plan discussed above are summarized as follows:

| | Options Granted | Weighted average grant-date fair value |
|---|---|---|
| Series A Liberty TripAdvisor Holdings, Inc. common stock | 17,000 | $ 11.01 |
| Series B Liberty TripAdvisor Holdings, Inc. common stock | 1,797,000 | $ 13.94 |

During the year ended December 31, 2014, TripCo granted approximately 1.8 million Series B options to the CEO of TripCo; of those options, one half vest on December 21, 2018 and the other half vest on December 21, 2019. The Series A options, which were granted to TripCo employees (other than the CEO), cliff vest over a 2 year vesting period.

F-49

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

The Company has calculated the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2014, the range of expected terms was 6.3 years to 7.3 years. The volatility used in the calculation for Awards is based on the historical volatility of TripCo's stocks and the implied volatility of publicly traded TripCo options; for grants made in 2014, the range of volatilities used in the Black-Scholes Model was 43.7% - 45.9%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

*TripCo - Outstanding Awards*

The following table presents the number and weighted average exercise price ("WAEP") of Awards to purchase TripCo common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the Awards.

| | Series A (in thousands) | WAEP | Weighted average remaining contractual life (in years) | Aggregate intrinsic value (in millions) |
|---|---|---|---|---|
| Outstanding at January 1, 2014 | — | $ — | | |
| Trip Spin-Off adjustment | 1,846 | $ 13.90 | | |
| Granted | 17 | $ 24.23 | | |
| Exercised | (773) | $ 14.06 | | |
| Forfeited/Cancelled | — | $ — | | |
| Outstanding at December 31, 2014 | 1,090 | $ 13.94 | 4.3 | $ 14 |
| Exercisable at December 31, 2014 | 698 | $ 13.37 | 3.9 | $ 9 |

| | Series B (in thousands) | WAEP | Weighted average remaining contractual life (in years) | Aggregate intrinsic value (in millions) |
|---|---|---|---|---|
| Outstanding at January 1, 2014 | — | $ — | | |
| Trip Spin-Off adjustment | 44 | $ 11.21 | | |
| Granted | 1,797 | $ 27.83 | | |
| Exercised | (44) | $ 11.21 | | |
| Forfeited/Cancelled | — | $ — | | |
| Outstanding at December 31, 2014 | 1,797 | $ 27.83 | 10.0 | $ — |
| Exercisable at December 31, 2014 | — | $ — | — | $ — |

F-50

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 As of December 31, 2014, the total unrecognized compensation cost related to unvested equity Awards was $25 million. Such amount will be recognized in the Company’s statements of operations over a weighted average period of approximately 2.9 years. TripCo - Exercises The aggregate intrinsic value of all TripCo options exercised during the year ended December 31, 2014 was $10.7 million. The aggregate intrinsic value of all Liberty options, related to BuySeasons employees, exercised during the years ended December 31, 2013 and 2012 was $1.6 million and $4.6 million, respectively. TripCo — Restricted Stock The aggregate fair value of all restricted shares of TripCo common stock and Liberty common stock that vested during the years ended December 31, 2014, 2013 and 2012, respectively, was less than a million. TripAdvisor Equity Grant Awards On December 21, 2011, TripAdvisor adopted the TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan (the “2011 Incentive Plan”), under which TripAdvisor may grant restricted stock, restricted stock awards, RSUs, stock options and other stock-based awards to TripAdvisor directors, officers, employees and consultants. As discussed in note 4, at the time a controlling interest in TripAdvisor was obtained, in December 2012, the Company determined the fair value of the options assumed. The fair value of the options was determined based on the Black-Scholes model with a volatility of 53.5%, a zero dividend rate, and the applicable treasury rate for the expected term of 6.2 years. The value was $136 million (based on a weighted average grant date fair value of $17.78 per option) at the time of acquisition and the vested portion of the value ($61 million) was recognized as a noncontrolling interest, and included in the purchase price, while the remaining unvested portion ($75 million) is being amortized over the applicable vesting period (3 years). Subsequent to that period, grants were valued using a volatility of 44.0% and the applicable risk free rate for an expected term of 5.8 years for the year ended December 31, 2014 and a volatility of 50.8% and the applicable risk free interest rate for an expected term of 6.1 years for the year ended December 31, 2013. Performance-based stock options and RSUs vest upon achievement of certain TripAdvisor company-based performance conditions and a requisite service period. On the date of grant, the fair value of stock options is calculated using a Black-Scholes model, which incorporates assumptions to value stock-based awards, including the risk-free rate of return, expected volatility, expected term and expected dividend yield. If, upon grant, TripAdvisor assesses the achievement of performance targets as probable, compensation expense is recorded for the awards over the estimated performance period on a straight-line basis. At each reporting period, the probability of achieving the performance targets and the performance period required to meet those targets is assessed. To the extent actual results or updated estimates differ from TripAdvisor’s estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. F-51

**LIBERTY TRIPADVISOR HOLDINGS, INC.**

**Notes to Consolidated Financial Statements (Continued)**

**December 31, 2014, 2013 and 2012**

The following table presents the number, weighted average exercise price ("WAEP") and aggregate intrinsic value of stock options to purchase TripAdvisor common stock granted under their 2011 Incentive Plan:

| | Number of Options (in thousands) | WAEP | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding at January 1, 2014 | 9,470 | $ 40.18 | | |
| Assumed options from acquisition | 101 | $ 16.36 | | |
| Granted | 579 | $ 95.87 | | |
| Exercised | (1,202) | $ 32.87 | | |
| Cancelled or expired | (297) | $ 45.40 | | |
| Outstanding at December 31, 2014 | 8,651 | $ 44.47 | 5.0 | $ 273 |
| Exercisable at December 31, 2014 | 4,080 | $ 32.05 | 2.7 | $ 174 |

During the year ended December 31, 2014, TripAdvisor granted 0.6 million of primarily service based stock options under their 2011 Incentive Plan, excluding assumed options from acquisition, with a weighted average estimated grant-date fair value per option of $46.65. These stock options generally have a contractual term of ten years from the date of grant and generally vest over a four year requisite service period. As of December 31, 2014, the total number of shares available under the 2011 Incentive Plan is 17,691,977 shares. TripAdvisor related stock-based compensation for the year ended December 31, 2014 was approximately $73 million. As of December 31, 2014, the total unrecognized compensation cost related to unvested TripAdvisor stock options was approximately $89 million and will be recognized over a weighted average period of approximately 2.7 years.

*Restricted Stock Units* RSUs are stock awards that are granted to employees entitling the holder to shares of TripAdvisor common stock as the award vests. RSUs are measured at fair value based on the number of shares granted and the quoted price of TripAdvisor common stock at the date of grant. The fair value of RSUs, net of estimated forfeitures, is amortized as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

During the year ended December 31, 2014, TripAdvisor granted 0.8 million service based RSUs under their 2011 Incentive Plan for which the fair value was measured based on the quoted price of TripAdvisor common stock at the date of grant. The weighted average grant date fair value for RSUs granted during 2014 was $93.36 per share. The unvested TripAdvisor RSUs had a weighted average grant date fair value of $71.33 as of December 31, 2014. As of December 31, 2014, the total unrecognized compensation cost related to 1.4 million unvested TripAdvisor RSU's outstanding was approximately $70 million which will be recognized over the remaining vesting term of approximately 2.9 years.

**(10) Employee Benefit Plans**

Consolidated companies of TripCo sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment in Liberty common stock, as well as other mutual funds. The Company's consolidated companies make matching contributions to the plans based on a percentage of the amount contributed by employees. Employer cash contributions related to BuySeasons and TripAdvisor were $5 million and $5 million for the years ended December 31, 2014 and 2013, respectively and less than a million for 2012.

F-52

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (11) Related Party Transactions Expedia TripAdvisor provides click-based advertising and other advertising services to Expedia (TripAdvisor’s former parent) and is recorded at contract value, which TripAdvisor believes is a reasonable reflection of the value of the services provided. Expedia revenue represented 21% of TripAdvisor’s total revenue in 2014 through the date of the Trip Spin-Off and 23% for the year ended December 31, 2013. As discussed in note 4, only one month of TripAdvisor revenue has been recorded in the consolidated statements of TripCo for the year ended December 31, 2012. During the three months ended December 31, 2012 Expedia-revenue represented 23% of TripAdvisor’s revenue. Other Expedia-operating expenses which are included within selling and marketing expense are approximately $6 million for the year ended December 31, 2013, which primarily consisted of marketing expense for TripAdvisor exit windows. Following the Expedia Spin-Off, as a result of an irrevocable proxy of Liberty, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of TripAdvisor’s stockholders (other than with respect to the election by the holders of TripAdvisor common stock of 25% of the members of TripAdvisor’s Board of Directors and matters as to which Delaware law requires a separate class vote). Additionally, Mr. Diller was the Chairman and Senior Executive of Expedia, and through similar arrangements between Mr. Diller and Liberty, Mr. Diller was effectively able to control the outcome of all matters submitted to a vote or for the consent of Expedia’s stockholders (other than with respect to the election by the holders of Expedia common stock of 25% of the members of Expedia’s Board of Directors and matters as to which Delaware law requires a separate class vote). As a result, from the completion of the Expedia Spin-Off until December 11, 2012, TripAdvisor and Expedia were related parties since they were under common control. On December 11, 2012, as a result of Liberty’s purchase of an aggregate of 4,799,848 shares of common stock of TripAdvisor from Mr. Diller, Expedia and TripAdvisor are no longer under common control. For TripCo, Expedia is not expected to be an affiliated entity on a go-forward basis, but because of Liberty’s ownership interest in Expedia, disclosure of this relationship was deemed appropriate until the time of spin-off. Therefore, as of December 31, 2014 the two entities are not considered related parties and certain reclassifications have been made to prior period presentation relating to Expedia to conform to current period classifications. Additionally, TripAdvisor and Expedia entered into a tax sharing agreement. TripAdvisor is generally required to indemnify Expedia for any taxes resulting from the spin-off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by TripAdvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of TripAdvisor’s equity securities or assets or those of a member of its group, or (iii) any failure of the representations with respect to TripAdvisor or any member of its group to be true or any breach by TripAdvisor or any member of its group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel. BuySeasons As of December 31, 2012, BuySeasons was in violation of the financial covenants specified by its amended revolving credit and term loan agreement. As a result, on February 10, 2013, Liberty assumed and repaid the outstanding liabilities under the amended loan agreement and BuySeasons issued a corresponding promissory note to Liberty for $11 million, which was in excess of the amount outstanding under BuySeasons’ amended revolving credit and term loan at that time. The loan agreement provided BuySeasons the ability to borrow an additional amount up to a total balance of $25 million, which was amended to increase the total borrowing capacity to $50 million. BuySeasons has borrowed the F-53

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 full capacity pursuant to this agreement during 2013. The interest rate on amounts borrowed is 6.25%, payable at the end of each calendar quarter. Principal and accrued interest on amounts borrowed pursuant to this agreement are due in full during February 2015. During August 2014, prior to completion of the Trip Spin-Off, Liberty forgave the balance of $46 million pursuant to the BuySeasons note. Additionally, income taxes payable of $29 million due to Liberty was forgiven upon completion of the Trip Spin- Off and have been reflected as contributed capital in the consolidated statement of equity. Agreement with President and CEO Because of the significant voting power that Mr. Maffei would possess upon exercise of the options granted to him on December 21, 2014 and as a result of the share exchange between Mr. Maffei and certain of our stockholders in December 2014, the Compensation Committee of the Board and members of the Board independent of Mr. Maffei determined it was appropriate to request that Mr. Maffei and TripCo enter into a standstill agreement that would cap his voting interest at 34.9% (the “Standstill Agreement”), subject to a variety of limitations and exceptions. (12) Commitments and Contingencies Operating Leases TripCo’s consolidated companies have contractual obligations in the form of operating leases for office and warehouse space for which the related expense is recorded on a monthly basis. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis. Operating lease obligations expire at various dates with the latest maturity in December 2030. TripAdvisor leases approximately 119,000 square feet for their corporate headquarters in Newton, Massachusetts, pursuant to a lease with an expiration date of April 2015. TripAdvisor is currently in the process of negotiating an extension of the lease until mid-2015. TripAdvisor also leases an aggregate of approximately 470,000 square feet at approximately 40 other locations across North America, Europe and Asia Pacific, primarily for its international management teams, sales offices, and subsidiary headquarters, pursuant to leases with expiration dates through November 2024. In June 2013, TripAdvisor entered into an additional lease to move its headquarters to Needham, Massachusetts in 2015. The lease payments under the new lease will approximate $9.5 million annually. TripAdvisor is the deemed owner (for accounting purposes only) of the new building during the construction period under build to suit lease accounting. As building construction began in the fourth quarter of 2013, TripAdvisor recorded estimated project construction costs incurred by the landlord as an asset and a corresponding long term liability in “Property and equipment, at cost” and “Other liabilities,” respectively, in our consolidated balance sheets. TripAdvisor will increase the asset and corresponding long term liability as additional building costs are incurred by the landlord during the construction period. Once the landlord completes the construction of the new building (estimated to be June 2015), we will evaluate the lease in order to determine whether or not the lease meets the criteria for “sale-leaseback” treatment. Upon completion of construction TripAdvisor currently expects that the lease will not meet the "sale-leaseback" criteria. Although TripAdvisor will not begin making lease payments pursuant to the Lease until November 2015, the portion of the lease obligations allocated to the land is treated for accounting purposes as an operating lease that commenced in 2013. TripAdvisor incurred approximately $62 million and $8 million of non-cash construction costs and related obligations in connection with the capitalization of construction-in-progress and tenant improvement costs during the years ended December 31, 2014 and 2013. F-54

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 For the years ended December 31, 2014, 2013 and 2012, TripCo recorded rental expense of $22 million, $15 million and $4 million, respectively. The following table presents TripCo’s estimated future minimum rental payments under operating leases with non-cancelable lease terms, including the new TripAdvisor headquarters lease, that expire after December 31, 2014 (amounts in millions): 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 21 2016 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 2017 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 2018 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25 Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 169 $ 293 Off-Balance Sheet Arrangements TripCo did not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures or capital resources. Litigation In the ordinary course of business, the Company and its subsidiaries are parties to legal proceedings and claims involving, among other things, arising out of our operations. These matters may relate to claims involving alleged infringement of third-party intellectual property rights, defamation, taxes, regulatory compliance and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements. (13) Segment Information TripCo, through its ownership interests in subsidiaries and other companies, is primarily engaged in the on-line commerce industries. TripCo identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue, annual adjusted operating income before depreciation and amortization (“Adjusted OIBDA”) or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of TripCo’s annual pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation. TripCo evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, Adjusted OIBDA, gross margin, average sales price per unit, number of units shipped and revenue or sales per customer equivalent. In addition, TripCo reviews nonfinancial measures such as unique website visitors, conversion rates and active customers, as appropriate. TripCo defines Adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock- based compensation). TripCo believes this measure is an important indicator of the operational strength and performance of its businesses, including each business’s ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes F-55

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. TripCo generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

TripCo's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated companies are the same as those described in the Company's summary of significant accounting policies.

**Performance Measures**

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2014 | | 2013 | | 2012 | |
| | Revenue | Adjusted OIBDA | Revenue | Adjusted OIBDA | Revenue | Adjusted OIBDA |
| | (amounts in millions) | | | | | |
| TripAdvisor | $ 1,246 | 468 | 945 | 379 | 36 | 8 |
| Corporate and other | 83 | (26) | 89 | (18) | 129 | (7) |
| Consolidated TripCo | $ 1,329 | 442 | 1,034 | 361 | 165 | 1 |

**Other Information**

| | December 31, 2014 | | December 31, 2013 | |
|---|---|---|---|---|
| | Total Assets | Capital expenditures | Total Assets | Capital expenditures |
| | (amounts in millions) | | | |
| TripAdvisor | $ 7,352 | 81 | 7,057 | 57 |
| Corporate and other | 29 | 9 | 32 | 3 |
| Consolidated TripCo | $ 7,381 | 90 | 7,089 | 60 |

**Revenue by Geographic Area**

| | December 31, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | (amounts in millions) | | |
| United States | $ 670 | 541 | 136 |
| United Kingdom | 191 | 141 | 5 |
| Other countries | 468 | 352 | 24 |
| Consolidated TripCo | $ 1,329 | 1,034 | 165 |

F-56

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013 and 2012

**Long-lived Assets by Geographic Area**

| | December 31, 2014 | December 31, 2013 |
|---|---|---|
| | (amounts in millions) | |
| United States | $ 134 | 32 |
| Other countries | 14 | 7 |
| Consolidated TripCo | $ 148 | 39 |

The following table provides a reconciliation of consolidated Adjusted OIBDA to earnings (loss) before income taxes:

| | Years ended December 31, 2014 | 2013 | 2012 |
|---|---|---|---|
| | (amounts in millions) | | |
| Consolidated Adjusted OIBDA | $ 442 | 361 | 1 |
| Stock-based compensation | (74) | (60) | — |
| Depreciation and amortization | (298) | (315) | (16) |
| Impairment of intangible assets | (2) | (3) | (39) |
| Interest expense | (13) | (12) | (1) |
| Share of earnings (loss) of affiliates, net | — | — | 38 |
| Gains (losses) on transactions, net | — | (1) | 1,088 |
| Other, net | (11) | 2 | 33 |
| Earnings (loss) before income taxes | $ 44 | (28) | 1,104 |

**(14) Quarterly Financial Information (Unaudited)**

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| | (amounts in millions, except per share amounts) | | | |
| 2014: | | | | |
| Revenue | $ 294 | 335 | 375 | 325 |
| Operating income (loss) | $ 29 | 31 | 17 | (9) |
| Net earnings (loss) | $ 23 | 17 | 2 | (33) |
| Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders | $ 5 | (1) | (5) | (21) |
| Basic earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders per common share | $ 0.07 | (0.01) | (0.07) | (0.29) |
| Diluted earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B Stockholders per common share | $ 0.07 | (0.01) | (0.07) | (0.29) |

F-57

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 1st 2nd 3rd 4th Quarter Quarter Quarter Quarter (amounts in millions, except per share amounts) 2013: Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 247 263 274 250 Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 8 17 10 (52) Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 4 13 47 (37) Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (5) 1 8 (11) Basic earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders per common share . . . . . . . . . . . . . . . . $ (0.07) 0.01 0.11 (0.15) Diluted earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B Stockholders per common share . . . . . . . . . . . . . . . . $ (0.07) 0.01 0.11 (0.15) F-58

This page has been intentionally left blank.

This page has been intentionally left blank.

The Proxy Statement has been intentionally omitted from this filing and has been separately filed with the Securities and Exchange Commission.

LIBERTY TRIPADVISOR HOLDINGS, INC. 12300 Liberty Boulevard Englewood, CO 80112 | 720.875.5200 | www.libertytripadvisorholdings.com